04006436

RECD S.E.C.

JAN 2 8 2004

1083

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

EXECUTED

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

PROCESSED
JAN 30 2004
THOMSON FINANCIAL

Osage Federal Financial, Inc.
(Exact Name of Registrant as Specified in Charter)

0001272771
(Registrant CIK Number)

Exhibit 99.4 to Pre-Effective Amendment No. 1 to Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-111219
(SEC File Number, if Available)

NA
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filing Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pawhuska, state of Oklahoma, January 27, , 2004.

OSAGE FEDERAL FINANCIAL, INC.
(Registrant)

By: Mark S White
Mark S. White, President

H:\0182OKLA\MHC\FormSE.doc

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Osage Federal Financial, Inc.
(Exact Name of Registrant as Specified in Charter)

0001272771
(Registrant CIK Number)

Exhibit 99.4 to Pre-Effective Amendment No. 1 to Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-111219
(SEC File Number, if Available)

NA
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filing Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Pawhuska, state of Oklahoma, January 27, , 2004.

OSAGE FEDERAL FINANCIAL, INC.
(Registrant)

By: Mark S White
Mark S. White, President

H:\0182OKLA\MHC\FormSE.doc

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE FOLLOWING FIGURES AND EXHIBITS TO EXHIBIT 99.4 TO PRE-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM SB-2 OF OSAGE FEDERAL FINANCIAL, INC. (FILE NO. 333-111219) ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

<u>Figure</u>

23	Population Demographics
24	Household Characteristics
36	Market Area Data
39	MHC Reorganizations (Since January 1, 1999) Pro Forma Data
40	MHC Reorganizations Price Appreciation
46	Comparison to Recent MHC Offerings, as if Fully Converted

<u>Exhibit</u>

1.	Profile of FinPro, Inc.
2.	Statements of Financial Condition
3.	Statements of Income
4.	Reconciliation of the TFR Schedule SO and the GAAP Income Statement
5.	Statements of Retained Earnings
6.	Statements of Cash Flows
7.	Selected Financial Data
8.	Industry Fully Converted Multiples
9.	MHC Conversions 1999 to Date
10.	Full Offering Appraisal Pro Forma September 30, 2003 - 12 Months
11.	MHC Offering Appraisal Pro Forma September 30, 2003 - 12 Months
12.	MHC Offering Circular Pro Forma June 30, 2003 - 12 Months
13.	MHC Stub Pro Forma September 30, 2003 - 3 Months

MARKET AREA DEMOGRAPHICS

The following tables summarize the demographics for the Bank's markets.

FIGURE 23 - POPULATION DEMOGRAPHICS

	74056 Pawhuska	INDEX	74006 Bartlesville	INDEX	Oklahoma
LAND AREA (miles)	563.59		91.05		68,667.06
POPULATION					
1990 CENSUS	5,977		23,562		3,145,585
2000 CENSUS	5,765		23,995		3,450,654
2002 ESTIMATE	5,766		23,917		3,476,248
2007 PROJECTION	5,796		23,751		3,518,104
GROWTH 1990 TO 2002	-3.53%		1.51%		10.51%
PROJECTED GROWTH 2002 TO 2007	0.52%		-0.69%		1.20%
POPULATION DENSITY 2002 (persons / sq mile)	10.2	[redacted]	262.7	5.19	50.6
POPULATION BY SEX - 2002 EST	*5,766*		*23,917*		*3,476,248*
MALE	48.66%	0.99	47.27%	0.96	49.04%
FEMALE	51.34%	1.01	52.73%	1.03	50.96%
MARITAL STATUS (POP AGE 15+)	*4,535*		*19,477*		*2,744,091*
MALE, NEVER MARRIED	8.82%	[redacted]	7.87%	[redacted]	11.84%
FEMALE, NEVER MARRIED	6.62%	[redacted]	7.21%	0.82	8.80%
TOTAL MARRIED	60.11%	1.00	70.68%	1.17	60.22%
MALE, PREVIOUSLY MARRIED	7.32%	1.18	3.55%	[redacted]	6.21%
FEMALE, PREVIOUSLY MARRIED	17.13%	1.33	10.68%	0.83	12.93%
POPULATION BY AGE - 2002 EST	*5,766*		*23,917*		*3,476,248*
UNDER 4 YEARS	6.16%	0.91	5.10%	[redacted]	6.75%
5 TO 9 YEARS	7.15%	1.04	6.14%	0.89	6.87%
10 TO 14 YEARS	8.05%	1.08	7.32%	0.98	7.45%
15 TO 19 YEARS	7.75%	0.99	7.04%	0.90	7.82%
20 TO 24 YEARS	4.75%	[redacted]	4.71%	[redacted]	7.37%
25 TO 34 YEARS	9.23%	[redacted]	8.63%	[redacted]	12.64%
35 TO 44 YEARS	13.81%	0.94	13.54%	0.92	14.64%
45 TO 54 YEARS	14.33%	1.05	15.01%	1.10	13.63%
55 TO 59 YEARS	5.20%	0.95	6.12%	1.12	5.47%
60 TO 64 YEARS	5.81%	1.34	5.51%	1.27	4.33%
65 TO 69 YEARS	4.58%	1.25	4.96%	1.36	3.65%
70 TO 74 YEARS	4.49%	1.43	5.37%	1.71	3.14%
78 TO 79 YEARS	3.38%	1.30	4.57%	1.75	2.60%
80 TO 84 YEARS	2.60%	1.39	3.28%	1.75	1.87%
85 + YEARS	2.72%	1.55	2.70%	1.54	1.75%
MEDIAN AGE	40.01	1.12	43.16	1.21	35.76
EDUCATION ATTAINMENT (POP AGE 25+)	*3,814*		*16,666*		*2,216,037*
ELEMENTARY	10.67%	1.14	3.85%	[redacted]	9.36%
SOME HIGH SCHOOL	17.91%	1.18	7.00%	[redacted]	15.16%
HIGH SCHOOL GRADUATE	36.76%	1.22	24.22%	0.80	30.21%
SOME COLLEGE	18.27%	0.85	20.68%	0.96	21.57%
COLLEGE ASSOCIATES DEGREE	2.75%	[redacted]	5.95%	1.16	5.14%
COLLEGE BACHELORS DEGREE	10.20%	0.82	25.95%	2.09	12.39%
COLLEGE GRADUATE DEGREE	3.43%	[redacted]	12.35%	2.01	6.15%
POPULATON BY RACE - 2002 EST	*5,766*		*23,917*		*3,476,248*
WHITE	62.57%	0.85	84.63%	1.15	73.36%
BLACK	2.62%	[redacted]	1.25%	[redacted]	7.57%
INDIAN	26.21%	3.34	6.35%	0.81	7.84%
ASIAN	0.28%	[redacted]	1.21%	0.86	1.41%
PACIFIC ISLANDER	0.02%	[redacted]	0.00%	[redacted]	0.06%
OTHER	0.00%	[redacted]	0.03%	[redacted]	0.07%
MULTIPLE RACE	6.49%	1.58	4.21%	1.02	4.11%
HISPANIC	1.82%	[redacted]	2.33%	[redacted]	5.58%

Source: Claritas

FIGURE 24 - HOUSEHOLD CHARACTERISTICS

	74056 Pawhuska	INDEX	74006 Bartlesville	INDEX	Oklahoma
HOUSEHOLDS					
1990 CENSUS	2,453		9,371		1,206,135
2000 CENSUS	2,311		10,041		1,342,293
2002 ESTIMATE	2,306		10,096		1,355,988
2007 PROJECTION	2,302		10,233		1,381,956
GROWTH 2000 TO 2002	-0.22%		0.55%		1.02%
PROJECTED GROWTH 2002 TO 2007	-0.17%		1.36%		1.92%
HOUSEHOLD SIZE	*2,306*		*10,096*		*1,355,988*
HHs WITH 1 PERSON	29.71%	1.10	27.79%	1.03	26.95%
HHs WITH 2 PERSONS	33.09%	0.97	39.21%	1.15	34.23%
HHs WITH 3 PERSONS	16.39%	0.99	14.31%	0.87	16.50%
HHs WITH 4 PERSONS	11.67%	0.87	12.27%	0.92	13.38%
HHs WITH 5 PERSONS	6.07%	1.03	4.60%	[redacted]	5.88%
HHs WITH 6 PERSONS	1.78%	0.88	1.38%	[redacted]	2.03%
HHs WITH 7+ PERSONS	1.30%	1.25	0.44%	[redacted]	1.04%
AVG PERSONS PER HH 2000	2.59	1.10	2.35	1.00	2.34
AVG PERSONS PER HH 2002 EST	2.50	0.98	2.37	0.92	2.56
AVG PERSONS PER HH 2007 PROJ	2.52	0.99	2.32	0.91	2.55
CHANGE 2000 TO 2002	-0.09		0.02		0.22
HOUSEHOLDS BY TYPE - 2002 EST					
FAMILY HOUSEHOLDS	66.70%	0.98	70.20%	1.03	68.22%
NON-FAMILY HOUSEHOLDS	33.30%	1.05	29.80%	0.94	31.78%
PERSONS IN GROUP QUARTERS	2.72%	0.84	1.75%	[redacted]	3.24%
HOUSEHOLDS BY TYPE AND PRESENCE OF CHILDREN	*2,306*		*10,096*		*1,355,988*
SINGLE MALE HOUSEHOLDER	12.01%		8.96%		11.55%
SINGLE FEMALE HOUSEHOLDER	17.69%		18.83%		15.40%
MARRIED COUPLE FAMILIES	50.48%		61.14%		53.16%
WITH OWN CHILDREN	19.86%		23.27%		23.12%
NO OWN CHILDREN	30.62%		37.88%		30.04%
MALE HOUSEHOLDER	3.77%		2.12%		3.81%
WITH OWN CHILDREN	2.47%		1.22%		2.12%
NO OWN CHILDREN	1.30%		0.90%		1.69%
FEMALE HOUSEHOLDER	12.45%		6.93%		11.25%
WITH OWN CHILDREN	7.37%		4.49%		6.96%
NO OWN CHILDREN	5.07%		2.45%		4.29%
NONFAMILY: MALE HOUSEHOLDER	1.82%		1.06%		2.92%
NONFAMILY: FEMALE HOUSEHOLDER	1.78%		0.95%		1.91%
HOUSEHOLDS BY INCOME - 2002 EST	*2,306*		*10,096*		*1,355,988*
UNDER $15,000	20.25%	1.13	11.41%	[redacted]	17.88%
$15,000 TO $25,000	16.87%	1.08	12.31%	[redacted]	15.61%
$25,000 TO $35,000	15.83%	1.12	13.90%	0.98	14.12%
$35,000 TO $50,000	16.18%	0.96	17.53%	1.04	16.89%
$50,000 TO $75,000	15.09%	0.82	20.13%	1.10	18.30%
$75,000 TO $100,000	10.28%	1.18	12.04%	1.39	8.69%
$100,000 TO $150,000	3.08%	[redacted]	8.65%	1.59	5.43%
$150,000 TO $250,000	2.04%	0.94	2.90%	1.34	2.17%
$250,000 TO $500,000	0.30%	[redacted]	0.83%	1.32	0.63%
$500,000 OR MORE	0.09%	[redacted]	0.30%	1.09	0.27%
AVERAGE HOUSEHOLD INCOME - 2002 EST	47,165.00	0.94	60,688.00	1.21	50,028.00
MEDIAN HOUSEHOLD INCOME - 2002 EST	33,137.00	0.89	45,593.00	1.23	37,125.00
PER CAPITA HOUSEHOLD INCOME - 2002 EST	19,171.00	0.96	27,068.00	1.36	19,945.00
INCOME BELOW PVERTY LEVEL	13.57%	1.44	3.96%	[redacted]	9.40%
HOUSEHOLDS BY NUMBER OF VEHICLES	*2,306*		*10,096*		*1,355,988*
NO VEHICLES	8.89%	1.25	3.09%	[redacted]	7.09%
1 VEHICLE	40.63%	1.22	30.21%	0.91	33.21%
2 VEHICLES	33.87%	0.83	47.09%	1.15	40.82%
3 VEHICLES	9.32%	[redacted]	14.86%	1.08	13.82%
4 VEHICLES	5.64%	1.51	3.66%	0.98	3.74%
5+ VEHICLES	1.65%	1.26	1.09%	0.83	1.31%

Source: Claritas

MARKET AREA

The market area that an institution serves has a significant impact on value, as future success is interrelated with the economic, demographic and competitive aspects of the market. The location of an institution will have an impact on the trading value of an institution, as many analysts compare the pricing of institutions relative to a state or regional multiples in investor presentations.

Specifics on the Bank's markets were delineated in Section 2 - Market Area Analysis. The following figure compares the demographic and competitive data for the counties serviced by the Bank, to the county data of the Comparable Group members.

FIGURE 36 – MARKET AREA DATA

Institution Name	County	State	No. Branches June 2003 (actual)	Pop. Per Branch 2003 (actual)	Pop. Growth 2000-2002 (%)	Pop. Growth 2002-2007 (%)	Pop. Density 2002 (per sq. mile)	Unemp. Rate Sept. 2003 (%)	Median Income 2002 ($)
Gouverneur Bancorp (MHC)	Jefferson	NY	51	2,169	-1.01%	-2.02%	87	5.60%	$22,698
Gouverneur Bancorp (MHC)	Saint Lawrence	NY	52	2,141	-0.55%	-1.16%	41	6.90%	$19,837
Deposit Weighted Market Data				2,143	-0.59%	-1.23%	45	6.80%	$20,064
Greater DE Valley Hldgs MHC	Delaware	PA	238	2,302	-0.55%	-1.11%	2,974	4.70%	$40,918
Deposit Weighted Market Data				2,302	-0.55%	-1.11%	2,974	4.70%	$40,918
Greene County Bncp Inc. (MHC)	Albany	NY	160	1,827	-0.74%	-1.46%	559	3.40%	$27,795
Greene County Bncp Inc. (MHC)	Greene	NY	24	2,033	1.23%	2.88%	75	3.90%	$27,163
Deposit Weighted Market Data				2,023	1.14%	2.68%	97	3.88%	$27,192
Oneida Financial Corp. (MHC)	Madison	NY	24	2,888	-0.20%	-0.29%	106	5.40%	$25,262
Oneida Financial Corp. (MHC)	Oneida	NY	108	2,143	-1.72%	-4.14%	191	4.40%	$22,775
Oneida Financial Corp. (MHC)	Onondaga	NY	185	2,449	-1.14%	-2.46%	581	5.00%	$25,343
Deposit Weighted Market Data				2,835	-0.31%	-0.56%	117	5.33%	$25,106
Jacksonville Bancorp (MHC)	Macoupin	IL	32	1,536	0.30%	0.86%	57	6.20%	$24,040
Jacksonville Bancorp (MHC)	Montgomery	IL	28	1,090	-0.42%	-1.10%	43	8.50%	$27,338
Jacksonville Bancorp (MHC)	Morgan	IL	26	1,404	-0.29%	-0.63%	64	4.80%	$26,111
Deposit Weighted Market Data				1,388	-0.25%	-0.54%	62	5.26%	$26,034
Pathfinder Bancorp Inc. (MHC)	Oswego	NY	40	3,037	-0.74%	-1.35%	127	8.30%	$20,507
Deposit Weighted Market Data				3,037	-0.74%	-1.35%	127	8.30%	$20,507
Rome Bancorp Inc. (MHC)	Oneida	NY	108	2,143	-1.72%	-4.14%	191	4.40%	$22,775
Deposit Weighted Market Data				2,143	-1.72%	-4.14%	191	4.40%	$22,775
Webster City Fed Bncp (MHC)	Hamilton	IA	11	1,492	-0.19%	-0.10%	28	4.00%	$23,140
Deposit Weighted Market Data				1,492	-0.19%	-0.10%	28	4.00%	$23,140
Comparable Median				**2,143**	**-0.43%**	**-0.83%**	**107**	**4.98%**	**$24,123**
Osage FS&LA of Pawhuska	Osage	OK	14	3,175	0.03%	0.33%	20	5.60%	$23,590
Osage FS&LA of Pawhuska	Washington	OK	24	2,041	0.00%	0.10%	118	5.80%	$21,888
Deposit Weighted Market Data				**2,727**	**0.02%**	**0.24%**	**58**	**5.68%**	**$22,917**

Sources: SNL Securities, Claritas and US Bureau of Labor Statistics

The Bank's market area has no population growth, however, the Comparable Group's markets are projected to decline modestly. The Bank's markets have lower population density. Unemployment levels are modestly higher in the Bank's markets. Median income levels are lower in the Bank's markets. However, the Bank faces slightly less competition. Based upon these factors, a modest downward adjustment is warranted for market area.

SUBSCRIPTION INTEREST

The pro forma price to tangible book multiple of MHC conversions has risen from 56.28% in 2000 to 74.42% in 2001 to 91.56% in 2002 and to 137.91% in 2003.

FIGURE 39 - MHC REORGANIZATIONS (SINCE 1/1/99) PRO FORMA DATA

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Pro Forma Tang. Book (%)	Pro Forma Earnings (x)	Adjusted Assets (%)
ASBHE	ASB Holding Company (MHC)	NA	10.0000	NA	360,562	35,815	155.09	155.09	45.50	4.40
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	8,702	140,073	15,336	120.73	120.73	125.10	5.80
Q4'03	Average						137.91	137.91	85.30	5.10
	Median						137.91	137.91	85.30	5.10
2003 YTD	Average						137.91	137.91	85.30	5.10
	Median						137.91	137.91	85.30	5.10
SYNF	Synergy Financial Group, Inc. (MHC)	09/18/2002	10.0000	14,548	344,928	34,841	95.99	95.99	16.00	4.00
MDNB	Minden Bancorp, Inc. (MHC)	07/02/2002	10.0000	6,546	61,233	16,697	87.12	87.12	34.60	9.70
Q3'02	Average						91.56	91.56	25.30	6.85
	Median						91.56	91.56	25.30	6.85
NEBS	New England Bancshares, Inc. (MHC)	06/04/2002	10.0000	9,224	122,939	21,965	93.32	NA	45.30	7.00
PRTR	Partners Trust Financial Group, Inc. (MHC)	04/04/2002	10.0000	63,976	985,733	153,624	92.54	NA	28.60	6.10
Q2'02	Average						92.93	NA	36.95	6.55
	Median						92.93	NA	36.95	6.55
2002 YTD	Average						92.24	91.56	31.13	6.70
	Median						92.93	91.56	31.60	6.55
WFD	Westfield Financial Inc. (MHC)	12/28/2001	10.0000	49,726	705,433	128,668	82.23	NA	19.90	6.60
AJSB	AJS Bancorp, Inc. (MHC)	12/27/2001	10.0000	11,794	198,300	29,640	81.21	NA	33.70	5.60
CHFN	Charter Financial Corp. (MHC)	10/17/2001	10.0000	39,645	934,828	266,353	74.42	74.42	34.60	4.10
Q4'01	Average						79.29	74.42	29.40	5.43
	Median						81.21	74.42	33.70	5.60
2001 YTD	Average						79.29	74.42	29.40	5.43
	Median						81.21	74.42	33.70	5.60
ALMG	Alamogordo Financial Corp. (MHC)	05/16/2000	10.0000	3,570	156,158	24,932	51.14	51.14	17.70	2.20
EBMT	Eagle Bancorp (MHC)	04/05/2000	8.0000	4,601	148,891	17,393	56.28	56.28	7.40	3.00
Q2'00	Average						53.71	53.71	12.55	2.60
	Median						53.71	53.71	12.55	2.60
WFSM	Westborough Financial Services, Inc. (MHC)	02/16/2000	10.0000	5,535	158,523	23,641	66.89	66.89	12.10	3.40
Q1'00	Average						66.89	66.89	12.10	3.40
	Median						66.89	66.89	12.10	3.40
2000	Average						58.10	58.10	12.40	2.87
	Median						56.28	56.28	12.10	3.00
ROME	Rome Bancorp, Inc. (MHC)	10/06/1999	4.6670	11,189	225,273	37,639	63.25	63.25	14.10	4.70
Q4'99	Average						63.25	63.25	14.10	4.70
	Median						63.25	63.25	14.10	4.70
HCBK	Hudson City Bancorp, Inc. (MHC)	07/13/1999	5.0000	543,500	7,752,260	1,363,782	84.79	84.79	11.30	6.60
Q3'99	Average						84.79	84.79	11.30	6.60
	Median						84.79	84.79	11.30	6.60
CFFN	Capitol Federal Financial (MHC)	04/01/1999	10.0000	378,072	5,314,901	988,837	92.55	92.55	15.40	6.60
Q2'99	Average						92.55	92.55	15.40	6.60
	Median						92.55	92.55	15.40	6.60
GOV	Gouverneur Bancorp Inc. (MHC)	03/23/1999	5.0000	5,364	59,337	15,463	77.09	77.09	17.60	8.30
PBCP	Provident Bancorp, Inc. (MHC)	01/08/1999	10.0000	38,640	679,104	86,632	95.58	95.58	15.70	5.40
EKFC	Eureka Financial Corporation (MHC)	01/07/1999	10.0000	6,476	53,324	17,658	78.03	78.03	17.10	10.80
Q1'99	Average						83.57	83.57	16.80	8.17
	Median						78.03	78.03	17.10	8.30
1999	Average						81.88	81.88	15.20	7.07
	Median						81.41	81.41	15.55	6.60
1/1/1999 To	Average						86.01	85.64	28.43	5.79
12/4/2003	Median						83.51	81.41	17.65	5.70

Source: SNL Securities

Despite the increase in pro forma pricing multiples, illustrated on the previous page, the one-month price pop has increased from 3.75% in 2000 to 36.00% in 2001, down to 25.40% in 2002 and then up to 64.57% in 2003 YTD. The aftermarket performance of standard conversions and second step conversions as also been strong.

FIGURE 40 - MHC REORGANIZATIONS PRICE APPRECIATION

		Percent Change from IPO				
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)
ASBHE	ASB Holding Company (MHC)	62.00	71.00	68.50	NA	68.00
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	63.75	54.38	60.63	NA	61.25
Q4'03	Average	62.88	62.69	64.57	NA	64.63
	Median	62.88	62.69	64.57	NA	64.63
2003 YTD	Average	62.88	62.69	64.57	NA	64.63
	Median	62.88	62.69	64.57	NA	64.63
SYNF	Synergy Financial Group, Inc. (MHC)	29.30	28.50	26.80	65.00	291.00
MDNB	Minden Bancorp, Inc. (MHC)	19.50	20.00	18.50	13.00	79.00
Q3'02	Average	24.40	24.25	22.65	39.00	185.00
	Median	24.40	24.25	22.65	39.00	185.00
NEBS	New England Bancshares, Inc. (MHC)	23.00	24.00	24.00	23.00	92.50
PRTR	Partners Trust Financial Group, Inc. (MHC)	40.20	48.60	49.80	57.80	178.00
Q2'02	Average	31.60	36.30	36.90	40.40	135.25
	Median	31.60	36.30	36.90	40.40	135.25
2002 YTD	Average	28.00	30.28	29.78	39.70	160.13
	Median	26.15	26.25	25.40	40.40	135.25
WFD	Westfield Financial Inc. (MHC)	33.40	32.40	36.00	47.00	135.50
AJSB	AJS Bancorp, Inc. (MHC)	32.00	29.10	32.50	40.00	135.00
CHFN	Charter Financial Corp. (MHC)	42.50	52.50	74.10	121.00	252.00
Q4'01	Average	35.97	38.00	47.53	69.33	174.17
	Median	33.40	32.40	36.00	47.00	135.50
2001 YTD	Average	35.97	38.00	47.53	69.33	174.17
	Median	33.40	32.40	36.00	47.00	135.50
ALMG	Alamogordo Financial Corp. (MHC)	0.00	2.50	3.75	3.75	211.00
EBMT	Eagle Bancorp (MHC)	6.25	0.00	6.25	3.91	337.50
Q2'00	Average	3.13	1.25	5.00	3.83	274.25
	Median	3.13	1.25	5.00	3.83	274.25
WFSM	Westborough Financial Services, Inc. (MHC)	0.00	0.00	-15.00	-16.25	240.00
Q1'00	Average	-	-	(15.00)	(16.25)	240.00
	Median	0.00	0.00	(15.00)	(16.25)	240.00
2000	Average	2.08	0.83	(1.67)	(2.86)	262.83
	Median	0.00	0.00	3.75	3.75	240.00
ROME	Rome Bancorp, Inc. (MHC)	-7.15	-1.79	-12.51	-8.94	537.69
Q4'99	Average	(7.15)	(1.79)	(12.51)	(8.94)	537.69
	Median	(7.15)	(1.79)	(12.51)	(8.94)	537.69
HCBK	Hudson City Bancorp, Inc. (MHC)	23.75	21.56	28.75	35.00	624.60
Q3'99	Average	23.75	21.56	28.75	35.00	624.60
	Median	23.75	21.56	28.75	35.00	624.60
CFFN	Capitol Federal Financial (MHC)	-2.81	-11.25	-4.06	4.38	247.30
Q2'99	Average	(2.81)	(11.25)	(4.06)	4.38	247.30
	Median	(2.81)	(11.25)	(4.06)	4.38	247.30
GOV	Gouverneur Bancorp Inc. (MHC)	1.26	2.50	-7.50	-13.75	140.00
PBCP	Provident Bancorp, Inc. (MHC)	20.00	19.38	21.88	7.50	379.50
EKFC	Eureka Financial Corporation (MHC)	0.00	9.38	-5.00	-21.25	200.00
Q1'99	Average	7.09	10.42	3.13	(9.17)	239.83
	Median	1.26	9.38	(5.00)	(13.75)	200.00
1999	Average	5.84	6.63	3.59	0.49	354.85
	Median	0.63	5.94	(4.53)	(2.28)	313.40
1/1/1999 To	Average	21.50	22.38	22.63	22.57	233.88
12/4/2003	Median	21.50	20.78	22.94	10.25	205.50

Source: SNL Securities

Based on the strong aftermarket appreciation of MHC conversions and the thrift conversion market as a whole, an upward adjustment is warranted.

COMPARISON TO NONLIQUID MHC

Nonliquid companies traded at lower levels relative to liquid companies, as discussed in the liquidity of the issue section. The following table displays the trading multiples of all pink sheet MHCs relative to all liquidity traded MHCs and relative to the Bank at the minimum and super maximum of the estimated value range.

FIGURE 46 – COMPARISON TO RECENT MHC OFFERINGS, AS IF FULLY CONVERTED

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	TM Core EPS (x)	ook Value (%)	Tangible ook Value (%)	Assets (%)
ASFE	AF Financial Group, Inc. (MHC)	19.00	19.95	133.38	133.38	54.80	55.60	92.57	99.97	9.80
AJSB	AJS Bancorp, Inc. (MHC)	23.50	56.38	39.58	39.58	33.72	33.72	97.36	97.36	21.35
ALMG	Alamogordo Financial Corp. (MHC)	31.10	40.40	42.25	42.25	44.52	44.52	76.66	76.66	22.10
ALPN	Alpena Bancshares, Inc. (MHC)	22.00	36.46	30.31	NA	32.72	NA	93.26	102.80	14.70
ASBHE	ASB Holding Company (MHC)	17.00	94.43	NA	NA	NA	NA	NA	NA	NA
EBMT	Eagle Bancorp (MHC)	35.00	42.34	13.04	13.16	19.84	21.01	98.20	98.20	18.55
EKFC	Eureka Financial Corporation (MHC)	29.00	35.57	43.92	43.92	41.15	41.15	95.68	95.68	35.07
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	13.15	30.43	NA	NA	NA	NA	NA	NA	NA
LBTME	Liberty Savings Bank, FSB (MHC)	24.00	32.35	21.83	30.21	35.34	58.84	88.19	88.19	15.51
MSVB	Mid-Southern Savings Bank, FSB (MHC)	22.00	32.05	35.07	35.07	36.54	36.54	95.10	95.10	19.38
MDNB	Minden Bancorp, Inc. (MHC)	17.75	25.82	19.59	19.59	22.53	22.55	84.76	84.76	23.82
NEBS	New England Bancshares, Inc. (MHC)	19.00	39.64	52.40	52.69	61.88	69.44	95.28	95.28	21.69
ROEB	Roebling Financial Corp, Inc. (MHC)	23.00	9.79	14.20	14.20	16.91	16.91	83.75	83.75	10.66
SERC	Service Bancorp Inc. (MHC)	28.00	46.13	27.82	29.69	26.98	27.07	101.55	101.55	14.30
SYNF	Synergy Financial Group, Inc. (MHC)	38.90	130.09	40.53	46.33	43.51	45.02	127.41	128.34	19.89
WAKE	Wake Forest Bancshares, Inc. (MHC)	21.00	24.05	22.03	22.03	19.71	21.61	89.26	89.26	24.77
WFSM	Westborough Financial Services, Inc. (MH	34.00	53.93	43.35	42.62	50.44	54.68	92.03	92.03	18.86
	All Pink Sheet MHC's Average	24.55	44.11	38.62	40.34	36.04	39.19	94.07	95.26	19.36
	All Pink Sheet MHC's Median	23.00	36.46	35.07	37.33	35.34	38.85	93.26	95.28	19.38
	Southwestern Pink Sheet MHC's									
ALMG	Alamogordo Financial Corp. (MHC)	31.10	40.40	42.25	42.25	44.52	44.52	76.66	76.66	22.10
MDNB	Minden Bancorp, Inc. (MHC)	17.75	25.82	19.59	19.59	22.53	22.55	84.76	84.76	23.82
	Southwestern Pink Sheet MHC's Average	24.43	33.11	30.92	30.92	33.52	33.53	80.71	80.71	22.96
	Southwestern Pink Sheet MHC's Median	24.43	33.11	30.92	30.92	33.52	33.53	80.71	80.71	22.96
	Osage - Midpoint	10.00	15.04			27.78	27.78	73.31	73.31	16.67
	Osage - Super Maximum	10.00	19.88			35.71	35.71	80.26	80.26	21.06

Source: SNL Securities, FinPro Calculations

As a secondary check, FinPro selected all Southwestern pink sheet MHCs for comparison. There are no Oklahoma pink sheet MHCs.

EXHIBIT 1

ABOUT THE FIRM

Donald founded FinPro, Inc. in 1987 as a consulting and investment banking firm located in New Jersey that specializes in providing advisory services to the financial institutions industry.

Mr. Musso has a broad background in capital markets, bank valuations, enhancing franchise value, corporate finance, mergers and acquisitions, asset/liability management, strategic planning, market feasibility and differentiation, branch acquisition and sales, branch profitability, financial modeling and analysis, balance sheet restructuring, product and segment profitability, business development and project management. Besides his consulting experience, he has solid industry experience, having worked for two multi billion asset, east coast financial institutions.

Mr. Musso has provided expert testimony on financial institutions matters for the Federal Bankruptcy Court, the Office of Thrift Supervision and the United States Attorney's Office.

He is a frequent speaker on Financial Institution related topics and has assisted trade groups in various activities. Mr. Musso is also on the faculty of Stonier Graduate School of Banking, teaching Strategic Planning and Mergers and Acquisitions.

Prior to establishing FinPro, Donald had direct industry experience having managed the Corporate Planning and Mergers and Acquisitions departments for Meritor Financial Group, a $20 billion institution in Philadelphia. Before that, he had responsibility for the banking, thrift and real estate consulting practice in the State of New Jersey for Deloitte Haskins & Sells. Donald began his career with Goldome Savings Bank.

Donald has a B.S. in Finance from Villanova University and a M.B.A. in Finance from Fairleigh Dickinson University.



DONALD J. MUSSO

PRESIDENT

Exhibit 2
Statements of Financial Condition

Assets

	September 30, 2003 (Unaudited)	June 30, 2003	June 30, 2002
Cash and due from banks	$ 405,903	$ 450,313	$ 404,795
Interest bearing deposits with banks	6,476,240	9,663,687	6,913,235
Cash and cash equivalents	6,882,143	10,114,000	7,318,030
Available-for-sale securities	11,371,948	9,375,361	7,154,843
Held-to-maturity securities	8,971,617	8,598,852	8,184,440
Mortgage loans held for sale	55,000	1,280,600	467,030
Loans, net	47,234,281	46,342,323	51,918,958
Premises and equipment	1,353,950	1,386,294	1,414,151
Foreclosed assets held for sale, net	117,938	117,938	89,388
Interest receivable	284,249	292,190	372,243
Federal Home Loan Bank stock, at cost	667,500	667,500	667,500
Income taxes refundable	—	9,629	—
Other	339,597	338,211	292,477
Total assets	$ 77,278,223	$ 78,522,898	$ 77,879,060

Liabilities and Retained Earnings

	September 30, 2003 (Unaudited)	June 30, 2003	June 30, 2002
Liabilities			
Deposits	$ 57,379,727	$ 58,833,435	$ 58,848,022
Federal Home Loan Bank advances	11,000,000	11,000,000	11,000,000
Advances from borrowers held in escrow	877,653	795,604	626,875
Accrued interest and other liabilities	181,097	154,818	158,762
Income taxes payable	52,703	—	53,516
Deferred income taxes	170,315	198,380	181,921
Total liabilities	69,661,495	70,982,237	70,869,096
Retained Earnings			
Retained earnings	7,651,819	7,541,946	7,010,586
Accumulated other comprehensive income	(35,091)	(1,285)	(622)
Total retained earnings	7,616,728	7,540,661	7,009,964
Total liabilities and retained earnings	$ 77,278,223	$ 78,522,898	$ 77,879,060

Exhibit 3
Statements of Income

	Three Months Ended September 30,		Years Ended June 30,	
	2003	2002	2003	2002
	(Unaudited)			
Interest Income				
Loans	$ 848,017	$ 1,039,387	$ 3,712,217	$ 4,380,906
Available-for-sale securities	51,114	60,810	221,582	186,710
Held-to-maturity securities	84,690	122,222	420,449	484,321
Deposits with other financial institutions	17,121	25,824	113,757	100,984
Other	5,888	7,992	25,886	37,165
	1,006,830	1,256,235	4,493,891	5,190,086
Interest Expense				
Deposits	354,342	485,636	1,731,541	2,265,914
Advances from Federal Home Loan Bank	150,421	170,161	646,000	676,062
	504,763	655,797	2,377,541	2,941,976
Net Interest Income	502,067	600,438	2,116,350	2,248,110
Noninterest Income				
Service charges on deposit accounts	88,411	94,481	357,404	357,102
Other service charges and fees	16,270	17,044	62,568	58,978
Gain on sale of mortgage loans	125,743	105,356	480,349	233,902
Net loan servicing fees	835	6,117	(10,264)	27,945
Other income	6,114	7,941	30,682	16,538
	237,373	230,939	920,739	694,465
Noninterest Expense				
Salaries and employee benefits	317,479	300,576	1,217,575	1,147,132
Net occupancy expense	72,426	104,055	312,013	294,015
Deposit insurance premium	2,403	2,512	9,871	10,469
Other operating expenses	169,762	155,458	642,992	601,412
	562,070	562,601	2,182,451	2,053,028
Income Before Income Taxes	177,370	268,776	854,638	889,547
Provision for Income Taxes	67,497	102,558	323,278	336,292
Net Income	109,873	166,218	531,360	553,255
Other Comprehensive Income (Loss)				
Unrealized depreciation on available-for-sale securities, net of income taxes of: $(20,720) – 9/30/03; $2,733 – 9/30/02; $(401) – 6/30/03; $(4,613) – 6/30/02	(33,806)	4,458	(663)	(7,525
Comprehensive Income	$ 76,067	$ 170,676	$ 530,697	$ 545,730

Exhibit 4

Osage Federal Savings & Loan Association of Pawhuska

OTS Docket # : 01427

Reconciliation of the TFR Schedule SO and the Audited Income Statement

For the Twelve Months Ended September 30, 2003

Description		Net Income ($ in 000's)
12/31/02 TFR SO net income	$	187
03/31/03 TFR SO net income		70
06/30/03 TFR SO net income		108
09/30/03 TFR SO net income		110
Net income for 12 months ended 9/30/03	$	475
Financial Statements:		
Net income for 12 Months ended 9/30/03	$	475
Variance, Rounding	$	-

Exhibt 5
Statements of Retained Earnings

	Retained Earnings	Unrealized Appreciation (Depreciation) on Available-for-Sale Securities, Net	Total
Balance, July 1, 2001	$ 6,457,331	$ 6,903	$ 6,464,234
Net income	553,255	—	553,255
Change in unrealized depreciation on available-for-sale securities, net of income taxes of $(4,613)	—	(7,525)	(7,525)
Balance, June 30, 2002	7,010,586	(622)	7,009,964
Net income	531,360		531,360
Change in unrealized depreciation on available-for-sale securities, net of income taxes of $(401)		(663)	(663)
Balance, June 30, 2003	7,541,946	(1,285)	7,540,661
(Unaudited)			
Net income	109,873	—	109,873
Change in unrealized depreciation on available-for-sale securities, net of income taxes of $(20,728)	—	(33,806)	(33,806)
Balance, September 30, 2003	$ 7,651,819	$ (35,091)	$ 7,616,728

Exhibit 6
Statements of Cash Flows

	Three Months Ended September 30, 2003	Three Months Ended September 30, 2002	Years Ended June 30, 2003	Years Ended June 30, 2002
	(Unaudited)			
Operating Activities				
Net income	$ 109,873	$ 166,218	$ 531,360	$ 553,255
Items not requiring (providing) cash				
Depreciation	34,705	67,276	164,949	155,602
Amortization	35,380	18,341	131,590	33,623
Deferred income taxes	(5,986)	8,074	16,860	11,595
Gain on sale of mortgage loans	(125,743)	(105,356)	(480,349)	(233,902)
Gain on sale of foreclosed assets held for sale	(178)	(1,364)	(6,013)	(25,431)
Loss on disposal of premises and equipment	—	—	—	5,891
Dividends on available-for-sale mutual funds	(51,114)	(60,810)	(221,582)	(155,847)
Originations of loans held for delivery against commitments	(7,688,242)	(5,705,051)	(27,546,942)	(15,014,840)
Proceeds from nonrecourse sale of loans held for delivery against commitments	9,025,841	5,630,624	27,049,956	15,688,407
Changes in				
Interest receivable	7,941	18,888	80,053	38,579
Other assets	(18,003)	(9,110)	(7,029)	(3,452)
Accrued interest and other liabilities	88,404	11,359	(67,089)	25,319
Net cash provided by (used in) operating activities	1,412,878	39,089	(354,236)	1,078,799
Investing Activities				
Net change in loans	(893,880)	1,303,006	5,436,735	879,548
Proceeds from maturities of certificates of deposit in other financial institutions	—	—	—	398,000
Purchases of premises and equipment	(2,361)	(19,075)	(137,092)	(62,582)
Proceeds from sale of foreclosed assets	2,100	92,715	117,363	133,780
Proceeds from maturities and paydowns of available-for-sale securities	—	—	—	896,607
Purchases of available-for-sale securities	(2,000,000)	(1,000,000)	(2,000,000)	(7,000,000)
Proceeds from maturities and paydowns of held-to-maturity securities	3,569,863	986,527	8,636,833	5,614,145
Purchases of held-to-maturity securities	(3,948,798)	(1,995,000)	(9,057,775)	(1,006,250)
Net cash provided by (used in) investing activities	(3,273,076)	(631,827)	2,996,064	(146,752)

Statements of Cash Flows
(Continued)

	Three Months Ended September 30,		Years Ended June 30,	
	2003	2002	2003	2002
	(Unaudited)			
Financing Activities				
Net increase in demand, money market, NOW and savings deposits	$ 688,989	$ 144,105	$ 1,650,483	$ 3,473,973
Net decrease in certificates of deposit	(2,142,697)	(77,268)	(1,665,070)	(1,716,138)
Net increase in Federal Home Loan Bank advances	—	1,000,000	—	—
Net increase (decrease) in advances from borrowers held in escrow	82,049	418,141	168,729	(145,794)
Net cash provided by (used in) financing activities	(1,371,659)	1,484,978	154,142	1,612,041
Increase in Cash and Cash Equivalents	(3,231,857)	892,240	2,795,970	2,544,088
Cash and Cash Equivalents, Beginning of Period	10,114,000	7,318,030	7,318,030	4,773,942
Cash and Cash Equivalents, End of Period	$ 6,882,143	$ 8,210,270	$ 10,114,000	$ 7,318,030
Supplemental Cash Flows Information				
Real estate acquired in settlement of loans	$ 1,922	$ 10,155	$ 139,900	$ 174,737
Interest paid	$ 501,309	$ 653,369	$ 2,383,657	$ 2,951,317
Income taxes paid	$ 12,509	$ 60,961	$ 369,561	$ 290,878
Mutual fund dividends reinvested	$ 51,114	$ 60,810	$ 221,582	$ 155,847

Exhibit 7

Selected Financial Data

Ticker	Short Name	Exchange	City	State	Number of Offices	IPO Date	Conversion Type	Total Assets ($000)	Loans/ Deposits (%)	Loans/ Assets (%)	Securities Assets (%)	Deposits/ Assets (%)	Borrowings/ Assets (%)	IEA/ IBL (%)
		Corporate						Key Financial Data for the Most Recent Quarter						
	Comparable Thrift Data													
GOV	Gouverneur Bancorp Inc. (MHC)	AMEX	Gouverneur	NY	2	03/23/1999	Mutual Holding Co	88,827	105.82	67.82	27.78	64.09	13.73	122.72
ALLB	Greater Delaware Valley Savings Bank (MHC)	NASDAQ	Broomall	PA	8	03/03/1995	Mutual Holding Co	376,682	73.32	53.95	31.90	73.58	16.30	111.04
GCBC	Greene County Bancorp Inc. (MHC)	NASDAQ	Catskill	NY	6	12/30/1998	Mutual Holding Co	259,422	61.24	52.20	38.20	85.23	3.08	107.76
JXSB	Jacksonville Bancorp, Inc. (MHC)	NASDAQ	Jacksonville	IL	8	04/21/1995	Mutual Holding Co	266,678	57.33	50.12	40.23	87.42	3.65	107.34
ONFC	Oneida Financial Corp. (MHC)	NASDAQ	Oneida	NY	9	12/30/1998	Mutual Holding Co	424,870	63.73	46.38	38.12	72.78	15.06	114.70
PBHC	Pathfinder Bancorp, Inc. (MHC)	NASDAQ	Oswego	NY	6	11/16/1995	Mutual Holding Co	287,478	91.58	67.56	21.80	73.78	17.41	105.94
ROME	Rome Bancorp, Inc. (MHC)	NASDAQ	Rome	NY	4	10/06/1999	Mutual Holding Co	267,773	98.96	75.93	13.21	76.73	8.00	120.72
WCFB	Webster City Federal Bancorp (MHC)	NASDAQ	Webster City	IA	1	08/15/1994	Mutual Holding Co	106,199	95.06	64.70	18.03	68.06	9.13	125.80
	Average							259,741	80.88	59.83	28.66	75.21	10.80	114.50
	Median							267,226	82.45	59.33	29.84	73.68	11.43	112.87
	Maximum							424,870	105.82	75.93	40.23	87.42	17.41	125.80
	Minimum							88,827	57.33	46.38	13.21	64.09	3.08	105.94
TBD	Osage Federal Financial, Inc.	Pinks	Pawhuska	OK	2	TBD	Mutual Holding Co	77,278	83.03	61.12	26.32	74.25	14.23	113.78
	Variance to the Comparable Median							(189,948)	0.58	1.80	(3.52)	0.57	2.80	0.91

Exhibit 7

Selected Financial Data

		Capital for the Most Recent Quarter					Asset Quality for the Most Recent Quarter						Profitability for the LTM	
Ticker	Short Name	Equity/ Assets (%)	Tangible Equity/ Tang Assets (%)	Intangible Assets/ Equity (%)	Core Capital/ Tangible Assets (%)	Equity + Reserves/ Assets (%)	NPLs/ Loans (%)	Reserves/ NPLs (%)	NPAs/ Assets (%)	NPAs/ Equity (%)	Reserves/ Loans (%)	Reserves/ NPAs + 90 (%)	Return on Avg Assets (%)	Return on Avg Equity (%)
	Comparable Thrift Data													
GOV	Gouverneur Bancorp Inc. (MHC)	19.77	19.77	-	19.00	20.53	0.87	128.24	0.78	3.95	1.12	96.97	0.69	3.42
ALLB	Greater Delaware Valley Savings Bank (MHC)	9.25	9.25	-	9.03	9.97	2.85	46.73	2.38	25.77	1.33	27.75	0.36	3.90
GCBC	Greene County Bancorp Inc. (MHC)	11.13	11.13	-	8.83	11.60	0.17	545.09	0.09	0.78	0.90	545.09	0.92	7.94
JXSB	Jacksonville Bancorp, Inc. (MHC)	7.45	6.36	15.62	6.43	8.50	3.18	65.95	1.75	23.49	2.09	58.32	0.42	5.31
ONFC	Oneida Financial Corp. (MHC)	11.49	8.85	25.21	7.67	11.99	0.15	745.14	0.11	0.93	1.09	472.69	0.84	7.27
PBHC	Pathfinder Bancorp, Inc. (MHC)	7.44	5.88	22.20	7.05	8.03	1.24	70.83	0.96	12.92	0.88	61.55	0.44	5.70
ROME	Rome Bancorp, Inc. (MHC)	13.61	13.61	-	14.56	14.22	0.29	283.22	0.22	1.60	0.81	194.36	0.73	5.17
WCFB	Webster City Federal Bancorp (MHC)	21.31	21.23	0.51	20.89	21.67	-	NM	0.05	0.25	0.56	95.04	1.16	5.42
	Average	12.68	12.01	7.94	11.68	13.31	1.09	269.31	0.79	8.71	1.10	193.97	0.70	5.52
	Median	11.31	10.19	0.26	8.93	11.80	0.58	128.24	0.50	2.78	1.00	96.01	0.71	5.37
	Maximum	21.31	21.23	25.21	20.89	21.67	3.18	745.14	2.38	25.77	2.09	545.09	1.16	7.94
	Minimum	7.44	5.88	-	6.43	8.03	-	46.73	0.05	0.25	0.56	27.75	0.36	3.42
TBD	Osage Federal Financial, Inc.	9.86	9.86	-	9.86	10.39	0.11	801.96	0.22	2.22	0.83	242.01	0.56	5.76
	Variance to the Comparable Median	(1.45)	(0.33)	(0.26)	0.93	(1.41)	(0.47)	673.72	(0.28)	(0.56)	(0.17)	146.01	(0.15)	0.40

Exhibit 7

Selected Financial Data

		Income Statement for the LTM								Balance Sheet Growth			Market Data					
Ticker	Short Name	Yield on Ave Earn Assets (%)	Cost of Funds (%)	Net Interest Spread (%)	Net Interest Margin (%)	Noninterest Income/ Avg Assets (%)	Noninterest Expense/ Avg Assets (%)	Efficiency Ratio (%)	Overhead Ratio (%)	Asset Growth Rate (%)	Loan Growth Rate (%)	Deposit Growth Rate (%)	Market Value ($)	Price Per Share ($)	Price High ($)	Price Low ($)	Publicly Reported Book Value ($)	Tangible Publicly Rep Book Value ($)
	Comparable Thrift Data																	
GOV	Gouverneur Bancorp Inc. (MHC)	6.54	2.98	3.56	4.11	0.27	3.04	71.37	69.40	7.02	10.15	14.47	27.33	12.00	12.95	9.15	7.71	7.71
ALLB	Greater Delaware Valley Savings Bank (MHC)	5.67	2.75	2.92	3.20	0.32	2.61	77.89	75.59	0.23	6.63	0.58	98.08	28.50	33.99	22.35	10.13	10.13
GCBC	Greene County Bancorp Inc. (MHC)	5.56	1.87	3.69	3.83	1.04	3.24	69.52	60.76	12.78	2.91	15.09	68.30	33.44	33.44	19.00	14.44	14.44
JXSB	Jacksonville Bancorp, Inc. (MHC)	5.68	2.79	2.89	3.09	1.10	2.79	68.39	56.20	7.57	(11.34)	5.69	31.09	16.01	16.95	10.61	10.24	8.64
ONFC	Oneida Financial Corp. (MHC)	5.78	2.71	3.07	3.42	2.29	4.19	78.62	62.30	0.79	1.08	4.25	118.04	23.90	27.90	17.90	9.88	7.39
PBHC	Pathfinder Bancorp, Inc. (MHC)	6.15	2.64	3.51	3.66	0.70	3.20	79.16	74.76	11.35	12.30	17.95	42.21	17.35	17.90	13.20	8.79	6.84
ROME	Rome Bancorp, Inc. (MHC)	6.38	1.90	4.48	4.80	0.47	3.26	66.86	63.32	6.55	11.86	4.65	127.08	29.76	30.25	16.61	8.52	8.52
WCFB	Webster City Federal Bancorp (MHC)	6.10	3.02	3.08	3.70	0.35	2.09	52.69	48.11	5.82	(10.29)	7.64	49.83	13.21	14.55	9.15	6.00	5.97
	Average	5.98	2.58	3.40	3.73	0.82	3.05	70.56	63.81	6.51	2.91	8.79	70.25	21.77	23.49	14.75	9.46	8.71
	Median	5.94	2.73	3.30	3.68	0.59	3.12	70.45	62.81	6.79	4.77	6.67	59.07	20.63	22.90	14.91	9.34	8.12
	Maximum	6.54	3.02	4.48	4.80	2.29	4.19	79.16	75.59	12.78	12.30	17.95	127.08	33.44	33.99	22.35	14.44	14.44
	Minimum	5.56	1.87	2.89	3.09	0.27	2.09	52.69	48.11	0.23	(11.34)	0.58	27.33	12.00	12.95	9.15	6.00	5.97
TBD	Osage Federal Financial, Inc.	5.24	3.03	2.21	2.61	1.21	2.88	76.05	64.74	(2.86)	(6.66)	(2.61)	15.04	NA	NA	NA	NA	NA
	Variance to the Comparable Median	(0.70)	0.30	(1.09)	(1.07)	0.63	(0.24)	5.61	1.93	(9.65)	(11.43)	(9.27)	(44.03)	NA	NA	NA	NA	NA

Exhibit 7

Selected Financial Data

		Dividends		Current Pricing Data as of 12/04/03							Productivity
Ticker	Short Name	Current Dividend Yield ($)	LTM Dividend Payout Ratio (%)	Price/ Earnings (x)	Price/ Core Earnings (x)	Price/ LTM EPS (x)	Price/ LTM Core EPS (x)	Price/ Publicly Rep Book Value (%)	Price/ Tang Publicly Rep Book Value (%)	Price/ Assets (%)	Full Time Equivalent Employees LTM
	Comparable Thrift Data										
GOV	Gouverneur Bancorp Inc. (MHC)	2.17	96.15	42.86	42.86	46.15	52.17	155.64	155.64	30.77	30
ALLB	Greater Delaware Valley Savings Bank (MHC)	1.26	90.00	44.53	44.53	71.25	71.25	281.34	281.34	26.04	80
GCBC	Greene County Bancorp Inc. (MHC)	2.15	63.64	25.33	25.33	30.40	30.68	231.58	231.58	26.32	81
JXSB	Jacksonville Bancorp, Inc. (MHC)	1.87	55.56	57.18	66.71	29.65	64.04	156.35	185.30	11.65	118
ONFC	Oneida Financial Corp. (MHC)	2.34	78.57	39.83	42.68	34.14	36.77	241.90	323.41	28.65	154
PBHC	Pathfinder Bancorp, Inc. (MHC)	2.31	54.90	30.98	30.98	34.02	35.41	197.38	253.65	14.68	NA
ROME	Rome Bancorp, Inc. (MHC)	0.99	60.85	NM	74.40	64.70	52.21	349.31	349.31	47.53	NA
WCFB	Webster City Federal Bancorp (MHC)	5.15	156.25	41.28	41.28	41.28	41.28	220.15	221.26	46.92	NA
	Average	2.28	81.99	40.28	46.10	43.95	47.98	229.21	250.19	29.07	93
	Median	2.16	71.11	41.28	42.77	37.71	46.73	225.87	242.62	27.49	81
	Maximum	5.15	156.25	57.18	74.40	71.25	71.25	349.31	349.31	47.53	154
	Minimum	0.99	54.90	25.33	25.33	29.65	30.68	155.64	155.64	11.65	30
TBD	Osage Federal Financial, Inc.	NA	NA	NA	NA	NA	NA	NA	NA	NA	29
	Variance to the Comparable Median	NA	NA	NA	NA	NM	NM	NA	NA	NA	(52)

Exhibit 7

Selected Financial Data

Ticker	Short Name	Income Net Income MRQ	Core Income MRQ	Core EPS MRQ	EPS MRQ	Net Income LTM	Core Income LTM	Core EPS LTM	EPS LTM
	Comparable Thrift Data								
GOV	Gouverneur Bancorp Inc. (MHC)	161	161	0.07	0.07	593	530	0.26	0.23
ALLB	Greater Delaware Valley Savings Bank (MHC)	534	534	0.16	0.16	1,365	1,365	0.40	0.40
GCBC	Greene County Bancorp Inc. (MHC)	687	687	0.33	0.33	2,250	2,236	1.10	1.09
JXSB	Jacksonville Bancorp, Inc. (MHC)	142	130	0.07	0.06	1,066	499	0.54	0.25
ONFC	Oneida Financial Corp. (MHC)	751	724	0.15	0.14	3,540	3,272	0.70	0.65
PBHC	Pathfinder Bancorp, Inc. (MHC)	333	332	0.14	0.14	1,232	1,202	0.51	0.49
ROME	Rome Bancorp, Inc. (MHC)	-55	561	(0.01)	0.10	1,881	2,497	0.46	0.57
WCFB	Webster City Federal Bancorp (MHC)	311	311	0.08	0.08	1,216	1,209	0.32	0.32
	Average	358	430	0.12	0.14	1,643	1,601	0.54	0.50
	Median	322	433	0.11	0.12	1,299	1,287	0.49	0.45
	Maximum	751	724	0.33	0.33	3,540	3,272	1.10	1.09
	Minimum	-55	130	(0.01)	0.06	593	499	0.26	0.23
TBD	Osage Federal Financial, Inc.	NA	NA	NA	NA	NA	NA	NA	NA
	Variance to the Comparable Median	NM	NM	NM	NM	NM	NM	NM	NM

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of December 4, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
AABC	Access Anytime Bancorp, Inc.	13.51	18.26	12.06	12.06	12.28	12.28	120.63	134.97	9.04	0.00	0.00
ABBK	Abington Bancorp, Inc.	38.45	150.84	106.81	160.21	44.71	50.59	264.44	320.42	18.26	1.14	51.16
ABCW	Anchor BanCorp Wisconsin Inc.	24.93	576.89	12.98	12.98	11.49	11.70	196.92	212.53	15.75	1.76	18.43
AF	Astoria Financial Corporation	36.95	2,933.71	17.43	18.85	14.27	15.14	194.07	222.99	13.34	2.38	32.43
AFBC	Advance Financial Bancorp	19.90	27.83	10.36	10.36	13.27	13.27	135.46	196.24	8.51	2.01	24.00
ALFC	Atlantic Liberty Financial Corp	18.52	31.69	21.05	21.05	NA	NA	122.49	122.49	19.92	1.08	NA
AMFC	AMB Financial Corp.	15.00	14.24	13.39	13.39	13.16	13.27	116.91	116.91	9.59	1.33	17.02
ANE	Alliance Bancorp of New England, Inc.	40.37	108.85	NM	45.88	45.88	32.82	362.06	362.71	25.52	0.74	34.09
ASBI	Ameriana Bancorp	15.26	48.04	12.72	NM	NM	NM	123.16	125.49	11.94	4.19	NM
ASBP	ASB Financial Corp.	23.20	38.41	20.00	21.48	18.27	19.50	234.82	234.82	25.11	2.41	121.26
BBX	BankAtlantic Bancorp, Inc.	18.63	1,008.07	15.53	15.53	16.94	16.06	213.65	258.39	21.13	0.71	11.45
BFD	BostonFed Bancorp, Inc.	32.65	146.21	26.33	26.33	58.30	58.30	156.75	177.35	8.91	1.96	114.29
BHL	Berkshire Hills Bancorp, Inc.	35.00	205.76	20.35	22.44	106.06	NM	171.07	187.07	17.62	1.37	145.45
BKUNA	BankUnited Financial Corporation	25.93	755.58	18.52	NA	19.07	NA	174.26	186.15	10.77	0.00	0.00
BRBI	Blue River Bancshares, Inc.	6.40	15.40	80.00	NM	NM	NM	128.51	128.51	13.95	0.00	NM
BYFC	Broadway Financial Corporation	13.64	24.98	17.95	17.95	18.68	18.68	152.74	152.74	11.27	1.10	23.97
CAFI	Camco Financial Corporation	17.44	128.71	20.76	27.25	15.17	16.15	137.21	141.67	12.32	3.33	48.70
CASH	First Midwest Financial, Inc.	21.55	53.74	17.96	NA	15.85	17.10	124.93	135.62	6.96	2.41	38.24
CBSA	Coastal Bancorp, Inc.	41.05	214.90	20.12	21.84	15.37	19.55	167.62	200.34	8.06	1.46	19.10
CCBI	Commercial Capital Bancorp Inc.	21.32	478.33	23.17	24.23	NA	NA	496.97	574.66	32.94	0.00	NA
CEBK	Central Bancorp, Inc.	35.90	59.77	16.93	17.95	21.50	21.63	140.34	148.10	12.48	1.34	28.74
CFB	Commercial Federal Corporation	26.99	1,143.87	13.23	6.96	12.79	17.41	150.28	197.15	9.15	1.85	18.01
CFCP	Coastal Financial Corporation	17.29	223.41	20.58	19.65	20.83	21.35	303.33	303.33	18.91	1.27	24.16
CFF	Centrue Financial Corporation	29.30	76.10	16.65	15.59	37.56	44.39	173.99	199.05	10.73	1.02	38.46
CFFC	Community Financial Corporation	19.29	40.02	12.37	12.37	12.69	13.30	145.58	145.80	12.97	2.07	24.34
CFSB	Citizens First Financial Corp.	26.50	39.61	21.37	21.37	20.23	20.23	119.48	119.48	11.27	1.51	30.53
CFSL	Chesterfield Financial Corp.	23.60	91.56	39.33	39.33	33.24	33.24	124.34	125.13	24.83	1.36	35.21
CIBI	Community Investors Bancorp, Inc.	13.85	15.00	15.74	15.74	14.43	14.43	114.84	114.84	12.25	2.45	33.85
CITZ	CFS Bancorp, Inc.	14.18	172.59	44.31	59.08	40.51	52.52	111.92	111.92	11.65	3.10	122.86
CKFB	CKF Bancorp, Inc.	32.03	23.57	13.81	13.81	15.55	15.55	157.63	170.55	16.03	3.00	42.72
CNY	Carver Bancorp, Inc.	23.70	54.14	10.77	10.97	13.39	13.47	135.74	135.97	10.37	0.84	8.47
CTZN	Citizens First Bancorp, Inc.	23.85	203.18	15.69	NA	14.72	NA	131.26	131.26	19.08	1.51	20.37
DCOM	Dime Community Bancshares, Inc.	30.54	781.98	12.52	12.52	14.07	13.95	273.66	342.38	25.06	2.23	26.27
DFBS	DutchFork Bancshares, Inc.	43.00	48.73	12.22	14.73	13.44	36.75	155.68	155.68	22.87	0.00	0.00
DSL	Downey Financial Corp.	48.66	1,359.01	11.59	11.26	11.53	11.64	151.97	152.49	12.18	0.74	8.53
EFC	EFC Bancorp, Inc.	22.77	104.27	13.88	15.39	14.50	15.70	136.18	136.18	11.83	2.55	35.99
ESBF	ESB Financial Corporation	15.84	170.90	19.80	23.29	20.31	23.64	175.61	190.61	12.59	2.53	47.00
ESBK	Elmira Savings Bank, FSB	30.73	31.91	13.48	13.48	13.19	14.36	147.10	151.23	10.95	2.47	30.00
EVRT	EverTrust Financial Group, Inc.	30.20	144.44	29.04	29.04	22.71	22.37	155.27	155.27	19.89	2.19	37.97
FAB	FIRSTFED AMERICA BANCORP, INC.	25.92	446.49	19.06	20.25	17.63	20.74	222.30	302.45	17.77	2.01	26.87
FBC	Flagstar Bancorp, Inc.	22.77	1,376.53	4.01	4.01	5.78	5.79	221.93	221.93	12.54	2.64	9.64
FBEI	First Bancorp of Indiana, Inc.	20.45	32.90	31.95	31.95	21.53	22.23	110.54	118.83	17.14	2.64	52.63
FBNW	FirstBank NW Corp.	30.78	87.05	15.09	15.09	13.86	13.86	127.19	127.19	12.47	1.95	27.03
FBSI	First Bancshares, Inc.	20.50	33.83	13.85	13.85	14.96	15.07	125.31	127.81	12.45	0.78	11.68
FBTC	First BancTrust Corporation	24.20	30.50	13.44	15.92	14.58	15.22	118.51	118.51	13.59	1.65	18.07
FCB	Falmouth Bancorp, Inc.	29.00	26.50	31.52	31.52	45.31	23.02	149.33	149.33	15.95	1.79	81.25
FCFL	First Community Bank Corporation of America	15.35	30.60	21.32	21.32	NA	NA	154.58	158.08	17.63	0.00	NA

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of December 4, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
FDT	Federal Trust Corporation	7.96	52.47	18.09	18.09	19.90	22.11	200.50	200.50	11.94	1.01	7.50
FED	FirstFed Financial Corp.	46.50	791.10	11.18	11.18	12.67	12.67	188.18	191.75	17.52	0.00	0.00
FESX	First Essex Bancorp, Inc.	56.34	439.26	22.01	21.67	22.45	21.75	288.33	318.13	25.16	1.70	38.25
FFBH	First Federal Bancshares of Arkansas, Inc.	38.07	101.42	13.79	13.79	13.26	13.26	137.88	137.88	14.58	1.89	22.30
FFBI	First Federal Bancshares, Inc.	34.75	64.29	18.10	33.41	23.97	34.41	158.24	165.63	20.56	1.27	26.21
FFBZ	First Federal Bancorp, Inc.	9.29	30.29	15.48	15.48	17.20	15.48	140.97	140.97	12.92	2.58	40.74
FFCH	First Financial Holdings, Inc.	32.23	403.58	15.20	15.20	15.57	16.36	247.54	NA	17.37	2.73	36.72
FFDF	FFD Financial Corporation	14.91	18.12	24.85	24.85	18.18	18.18	106.58	106.58	13.25	2.82	48.78
FFED	Fidelity Federal Bancorp	1.61	15.49	NM	NA	NM	NA	115.83	115.83	9.87	0.00	NA
FFHH	FSF Financial Corp.	30.15	70.69	16.04	16.04	11.87	11.87	135.93	150.37	13.07	3.98	47.24
FFHS	First Franklin Corporation	18.20	29.86	19.78	22.75	15.96	20.68	125.43	125.43	10.87	1.76	26.75
FFIC	Flushing Financial Corporation	27.74	353.71	15.08	15.08	15.76	15.76	251.95	259.25	19.12	1.59	22.73
FFLC	FFLC Bancorp, Inc.	28.55	154.00	16.99	16.99	16.89	16.89	202.91	202.91	16.64	1.82	25.05
FFWC	FFW Corporation	22.81	29.48	12.67	12.67	12.96	13.03	129.24	135.05	12.31	2.81	34.66
FKAN	First Kansas Financial Corporation	18.63	16.92	NM	NM	NM	NM	104.37	104.37	11.10	1.07	NM
FKFS	First Keystone Financial, Inc.	26.01	50.08	22.42	25.01	19.27	21.86	154.82	154.82	9.35	1.69	28.26
FKKY	*Frankfort First Bancorp, Inc.*	20.50	25.86	26.97	26.97	22.28	22.28	144.06	144.06	18.58	5.46	121.74
FMCO	FMS Financial Corporation	18.94	122.84	33.82	36.42	21.77	22.28	202.13	206.09	10.28	0.63	13.79
FMSB	First Mutual Bancshares, Inc.	24.90	117.49	13.53	14.15	14.82	15.86	240.12	240.12	14.02	1.12	15.90
FNFI	First Niles Financial, Inc.	17.73	24.62	22.16	26.07	22.73	25.69	153.37	153.37	24.88	3.38	71.79
FPFC	First Place Financial Corp.	18.35	243.79	13.11	13.11	13.01	13.59	132.59	151.65	14.55	3.05	36.52
FPTB	First PacTrust Bancorp, Inc.	22.04	115.56	27.55	27.55	29.39	28.62	121.90	121.90	18.84	1.45	24.00
FSBI	*Fidelity Bancorp, Inc.*	24.50	59.38	13.32	14.24	*16.33*	*18.15*	*147.77*	159.30	9.62	1.96	30.55
FSFF	First SecurityFed Financial, Inc.	30.71	121.39	12.80	12.80	13.77	13.77	136.73	136.85	24.73	2.21	26.46
FTFC	First Federal Capital Corp	23.18	518.93	11.36	11.36	12.53	12.53	203.16	251.41	15.34	2.42	29.19
GAF	GA Financial, Inc.	28.68	144.12	19.92	23.90	19.92	22.94	150.63	150.71	16.13	2.79	54.17
GAFC	Greater Atlantic Financial Corp.	7.65	23.04	7.36	7.36	12.75	12.97	100.41	106.41	4.61	0.00	0.00
GCFC	Central Federal Corporation	14.92	29.99	NM	NM	NM	NM	142.78	142.78	27.98	2.41	NM
GDW	Golden West Financial Corporation	*101.65*	*15,443.40*	13.89	*14.77*	14.82	15.59	273.99	273.99	20.27	0.39	4.96
GPT	GreenPoint Financial Corporation	34.30	4,573.93	10.46	10.59	8.96	9.12	226.10	287.75	20.16	2.80	21.50
GSLA	GS Financial Corp.	18.80	24.53	36.15	NM	38.37	NM	83.67	83.67	11.73	2.13	79.59
GTPS	Great American Bancorp, Inc.	34.25	25.94	17.84	17.84	17.30	17.30	147.00	151.15	15.88	1.28	22.22
GUPB	GFSB Bancorp, Inc.	19.75	22.64	17.63	17.63	15.19	15.19	127.09	127.09	9.36	2.23	41.54
HARL	Harleysville Savings Financial Corporation	29.18	66.15	14.59	16.97	14.74	15.20	162.02	162.02	10.13	2.74	33.33
HCBB	HCB Bancshares, Inc.	18.75	27.19	58.59	58.59	62.50	40.76	*100.37*	*100.37*	*11.21*	1.92	*120.00*
HCBC	High Country Bancorp, Inc.	30.73	27.49	16.35	16.35	14.43	14.43	151.60	151.60	14.31	1.63	35.21
HCFC	Home City Financial Corporation	17.21	13.50	21.51	21.51	20.73	21.25	115.50	118.77	9.00	2.56	53.01
HFBC	HopFed Bancorp, Inc.	17.55	63.71	15.13	16.88	18.28	21.14	135.21	154.22	12.21	2.74	47.92
HFFB	Harrodsburg First Financial Bancorp, Inc.	22.50	27.52	31.25	35.16	25.28	27.44	134.41	138.55	15.97	2.67	67.42
HFFC	HF Financial Corp.	16.81	60.29	11.67	11.67	12.93	12.93	119.39	132.36	7.69	2.54	32.33
HIFS	Hingham Institution for Savings	41.50	86.21	14.21	14.21	15.43	17.22	214.03	214.03	18.13	1.73	32.71
HLFC	Home Loan Financial Corporation	21.19	35.46	17.09	17.09	16.95	17.09	161.39	161.39	23.38	3.40	60.00
HMLK	Hemlock Federal Financial Corp.	28.95	28.18	18.09	30.16	16.08	22.27	119.88	127.59	8.79	2.35	35.00
HMNF	HMN Financial, Inc.	24.29	109.21	7.99	8.80	12.72	14.29	137.01	144.76	13.49	3.29	38.74
HRBT	Hudson River Bancorp, Inc.	35.50	538.00	16.14	16.14	17.07	17.07	185.28	251.77	21.37	1.69	25.48
HRZB	Horizon Financial Corp.	18.11	189.70	14.60	14.60	14.97	14.97	175.83	176.68	23.21	2.65	38.84
HTHR	Hawthorne Financial Corporation	27.22	314.52	11.94	NA	12.78	NA	177.79	205.59	12.26	0.00	0.00

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of December 4, 2003

		Current	Current	Current Price in Relation to							Current	LTM
		Stock	Market						Tangible		Dividend	Dividend
		Price	Value	Earnings	Core EPS	LTM EPS	LTM Core EPS	Book Value	Book Value	Assets	Yield	Payout Ratio
Ticker	Short Name	($)	($M)	(x)	(x)	(x)	(x)	(%)	(%)	(%)	(%)	(%)
HWEN	Home Financial Bancorp	6.05	8.20	18.91	18.91	23.27	17.29	120.52	120.52	13.27	1.98	46.15
HWFG	Harrington West Financial Group, Inc.	16.50	71.58	9.38	9.38	NA	NA	154.64	174.05	7.95	2.42	NA
ICBC	Independence Community Bank Corp.	36.35	1,977.61	14.20	14.20	14.72	14.72	207.71	258.17	22.08	2.20	25.10
IFSB	Independence Federal Savings Bank	20.48	31.80	NM	NM	NM	NM	145.77	145.77	14.62	0.00	NM
KFBI	Klamath First Bancorp, Inc.	26.05	181.90	50.10	36.18	72.36	37.21	145.86	209.74	11.83	2.00	144.44
KNBT	KNBT Bancorp, Inc.	17.15	520.73	NA	NA	NA	NA	NA	NA	NA	0.00	NA
LARL	Laurel Capital Group, Inc.	20.35	38.19	21.20	21.20	17.39	17.39	139.48	162.93	12.49	3.93	65.81
LNCB	Lincoln Bancorp	18.91	83.39	23.64	23.64	20.78	20.12	106.36	109.43	14.41	2.54	52.75
LOGN	Logansport Financial Corp.	20.84	18.29	14.47	14.08	11.77	13.62	113.63	113.63	12.05	2.69	31.64
LSBI	LSB Financial Corp.	27.29	37.01	10.03	10.03	12.63	12.63	132.99	132.99	11.79	1.83	22.45
LSBX	LSB Corporation	17.39	73.39	28.98	28.98	28.98	28.98	138.46	138.46	17.15	2.76	78.33
MAFB	MAF Bancorp, Inc.	44.11	1,455.36	13.96	13.61	13.49	13.09	182.42	239.99	16.74	1.63	21.10
MASB	MASSBANK Corp.	41.74	183.30	21.74	23.19	23.06	23.32	165.90	167.56	18.03	2.20	50.28
MCBF	Monarch Community Bancorp, Inc.	15.65	37.61	32.60	32.60	NA	NA	101.03	101.03	18.03	1.28	NA
MFBC	MFB Corp.	32.00	41.21	9.64	9.64	17.78	17.98	120.30	120.30	9.61	1.38	24.17
MFLR	Mayflower Co-operative Bank	16.11	32.91	16.78	14.92	18.52	16.61	194.08	195.26	15.82	2.48	45.98
MFSF	MutualFirst Financial, Inc.	25.59	134.75	16.40	NA	15.14	NA	139.84	141.15	16.56	1.72	24.26
MSBF	MSB Financial, Inc.	18.54	24.23	18.54	18.54	14.37	14.37	156.99	177.25	24.71	2.48	35.27
MTXC	Matrix Bancorp, Inc.	9.12	59.27	NM	14.25	NM	22.24	86.77	86.77	3.70	0.00	NM
MYST	Mystic Financial, Inc.	28.80	44.43	24.83	26.67	25.26	26.67	157.29	157.29	10.14	1.39	31.32
NASB	NASB Financial, Inc.	40.40	340.65	12.63	12.78	13.79	13.88	277.85	280.17	30.33	1.68	21.84
NBN	Northeast Bancorp	20.00	50.35	14.29	14.71	13.79	15.87	139.66	143.27	10.94	1.80	22.07
NBSI	North Bancshares, Inc.	13.10	15.00	40.94	40.94	35.41	39.70	110.92	110.92	11.61	2.44	110.81
NDE	IndyMac Bancorp Inc.	29.89	1,662.20	8.59	8.49	10.34	10.31	173.07	179.41	13.76	2.68	12.11
NEIB	Northeast Indiana Bancorp, Inc.	22.00	32.40	19.64	20.37	15.83	15.94	119.50	119.50	14.63	2.55	37.41
NEPF	Northeast Pennsylvania Financial Corp.	19.70	82.25	NM	NM	NM	NM	147.12	188.34	9.25	2.44	NM
NHTB	New Hampshire Thrift Bancshares, Inc.	32.00	63.81	9.20	9.20	11.31	11.68	168.07	247.69	12.30	2.25	24.74
NMIL	NewMil Bancorp, Inc.	26.66	108.96	14.81	14.81	16.26	16.26	210.75	253.66	15.98	2.25	35.06
NTBK	NetBank, Inc.	13.48	644.82	10.53	10.53	12.48	14.49	150.78	168.71	12.72	0.59	5.56
NYB	New York Community Bancorp, Inc.	38.29	7,371.61	18.06	19.15	18.86	20.26	393.12	NM	40.92	2.61	38.30
OCFC	OceanFirst Financial Corp.	27.82	372.88	16.96	16.96	17.61	17.83	281.01	284.17	21.28	2.88	48.10
PBCI	Pamrapo Bancorp, Inc.	24.40	121.37	16.49	16.49	17.30	17.30	242.30	242.30	18.89	3.28	55.85
PBNC	PFS Bancorp, Inc.	19.61	28.90	32.68	32.68	33.24	32.68	108.70	108.70	24.57	1.53	46.61
PCBI	Peoples Community Bancorp, Inc.	21.25	53.58	13.62	21.25	NA	17.00	116.69	130.53	8.61	0.00	0.00
PEDE	Great Pee Dee Bancorp, Inc.	17.00	30.23	22.37	22.37	20.73	20.48	114.56	119.97	19.58	3.65	68.29
PFB	PFF Bancorp, Inc.	36.90	612.40	15.91	15.91	16.77	17.16	206.61	207.54	19.08	1.73	13.76
PFDC	Peoples Bancorp	23.95	81.96	14.97	13.93	NA	14.78	129.33	135.70	16.38	2.84	39.02
PFED	Park Bancorp, Inc.	28.86	33.33	12.23	13.12	15.95	17.18	105.76	105.76	12.78	2.08	33.15
PFNC	Progress Financial Corporation	30.55	218.64	23.14	23.14	30.55	33.57	328.49	332.07	18.38	1.70	24.18
PFS	Provident Financial Services, Inc.	20.53	1,262.14	36.66	39.48	NA	NA	151.40	155.77	30.26	0.97	NA
PFSB	PennFed Financial Services, Inc.	32.05	220.43	17.05	17.05	17.81	16.61	181.58	185.79	12.38	1.25	22.22
PHFC	Pittsburgh Financial Corp.	19.73	28.11	70.46	NM	41.10	NA	123.08	123.93	7.47	1.93	NA
PPBI	Pacific Premier Bancorp, Inc.	10.21	53.65	9.12	9.12	34.03	53.74	194.11	194.11	5.29	0.00	0.00
PROV	Provident Financial Holdings, Inc.	33.61	160.37	11.35	11.35	9.97	10.15	156.54	156.84	13.80	1.19	7.42
PSFC	Peoples-Sidney Financial Corporation	15.00	21.59	20.83	20.83	23.08	23.08	123.86	123.86	15.35	3.60	81.54
PVFC	PVF Capital Corp.	15.09	96.27	8.38	8.38	10.48	10.48	157.34	157.34	14.00	1.96	19.16
PVSA	Parkvale Financial Corporation	28.71	159.01	16.69	18.89	16.04	17.72	158.53	178.99	9.90	2.51	40.22

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of December 4, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
QCBC	Quaker City Bancorp, Inc.	42.64	267.20	12.69	12.69	12.36	12.36	190.61	191.13	16.39	1.88	5.80
RIVR	River Valley Bancorp	47.25	38.72	13.13	13.13	14.81	14.91	174.35	174.61	15.81	2.54	34.48
RPFG	Rainier Pacific Financial Group, Inc.	16.23	137.03	NA	NA	NA	NA	NA	NA	NA	0.00	NA
SBMC	Connecticut Bancshares, Inc.	51.60	567.46	16.33	20.48	18.04	19.85	220.99	247.96	22.06	1.40	24.48
SCFS	Seacoast Financial Services Corporation	27.76	714.50	18.26	18.26	23.13	22.03	186.56	273.23	15.96	1.87	40.00
SFFC	StateFed Financial Corporation	13.25	17.14	82.81	82.81	NM	NA	123.83	123.83	18.11	3.02	NA
SIB	Staten Island Bancorp, Inc.	22.62	1,329.53	33.26	33.26	15.28	14.98	212.00	232.24	17.59	2.48	35.81
SMBC	Southern Missouri Bancorp, Inc.	14.39	33.22	12.40	12.40	12.40	12.40	128.93	146.38	11.45	2.50	25.86
SOBI	Sobieski Bancorp, Inc.	12.90	8.74	NM	NM	NM	NM	107.41	107.41	7.36	2.64	NM
SOV	Sovereign Bancorp, Inc.	22.10	6,464.81	14.93	16.74	16.49	18.57	203.87	348.58	15.94	0.45	7.46
SRN	Southern Banc Company, Inc. (The)	16.64	16.00	26.00	26.00	19.81	23.77	85.64	85.68	14.44	2.10	41.67
SSFC	South Street Financial Corp.	10.25	31.57	25.63	25.63	18.98	NA	125.15	125.15	14.40	3.90	74.07
STBI	Sturgis Bancorp, Inc.	15.15	42.55	15.15	15.15	15.15	15.15	147.52	180.14	14.74	2.38	33.00
STSA	Sterling Financial Corporation	33.63	498.12	14.75	14.25	14.56	15.15	200.18	248.01	12.22	0.00	0.00
SVBI	Severn Bancorp, Inc.	31.35	130.39	10.74	10.74	11.83	11.83	278.91	280.91	24.52	1.15	13.96
SZB	SouthFirst Bancshares, Inc.	17.00	12.34	38.64	38.64	28.33	51.52	96.65	101.07	8.79	3.53	100.00
THRD	*TF Financial Corporation*	35.05	98.47	NM	NM	NM	NM	181.42	198.81	16.25	1.71	NM
TONE	TierOne Corporation	23.89	532.10	19.91	19.91	24.89	24.89	157.90	157.90	25.70	0.00	0.00
TRST	TrustCo Bank Corp NY	13.45	1,001.40	17.70	22.42	19.21	22.42	428.34	429.71	36.51	4.46	85.71
TRYF	Troy Financial Corporation	35.34	327.75	29.45	44.18	24.71	26.98	211.87	265.32	24.00	1.81	46.85
TSBK	Timberland Bancorp, Inc.	24.40	103.74	16.94	14.88	14.70	14.10	133.70	133.70	23.07	2.30	30.12
TSH	Teche Holding Co.	36.00	80.89	15.79	16.07	14.12	14.17	141.96	141.96	15.07	2.00	22.75
UCBC	Union Community Bancorp	17.00	35.70	12.50	12.50	14.29	14.29	101.07	109.82	13.34	3.53	50.42
UCFC	United Community Financial Corp.	10.99	375.48	16.16	16.16	15.26	16.16	135.34	156.55	19.07	2.73	41.67
UPFC	United PanAm Financial Corp.	17.49	278.16	109.31	109.31	25.35	27.33	283.93	283.93	18.41	0.00	0.00
UTBI	*United Tennessee Bankshares, Inc.*	19.25	23.91	14.15	14.15	14.58	14.69	145.94	153.51	20.31	1.71	25.00
WBS	Webster Financial Corporation	45.49	2,075.11	12.78	13.70	13.07	14.44	187.82	263.10	14.19	1.85	22.99
WEFC	Wells Financial Corp.	31.60	35.88	8.06	8.06	9.29	9.29	130.69	130.69	16.10	2.53	22.94
WES	Westcorp	36.76	1,869.36	14.36	NA	14.53	NA	194.19	194.29	11.72	1.41	20.16
WFI	Winton Financial Corporation	13.24	60.28	15.76	15.76	10.76	11.22	136.35	136.64	11.07	3.10	33.33
WFSL	Washington Federal, Inc.	28.72	2,044.10	14.65	14.65	13.87	13.94	193.66	205.44	27.12	3.06	41.50
WM	Washington Mutual, Inc.	44.26	39,804.72	9.97	20.49	10.27	13.70	194.38	285.36	13.86	3.71	29.47
WOFC	Western Ohio Financial Corporation	32.50	57.35	21.96	21.96	22.26	23.90	130.68	130.68	15.11	3.08	68.49
WRO	Woronoco Bancorp, Inc.	30.06	108.68	20.31	22.10	17.79	21.32	140.53	143.97	13.66	2.30	35.50
WSB	Washington Savings Bank, F.S.B. (The)	9.20	64.06	9.20	9.58	9.29	10.22	161.40	161.40	14.71	2.17	13.61
WSBI	Warwick Community Bancorp, Inc.	30.08	135.83	22.79	22.79	19.41	20.32	181.42	187.53	17.68	1.99	35.48
WSFS	WSFS Financial Corporation	43.50	323.28	16.48	16.73	3.06	NA	171.67	171.67	15.41	0.46	1.41
WVFC	WVS Financial Corp.	17.50	45.01	31.25	31.25	16.67	16.67	148.18	148.18	11.57	3.66	60.95

Exhibit 8

Industry Fully Converted Multiples

Pricing Data as of December 4, 2003

				Current Price in Relation to								
Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Fully Converted Average	25.20	661.71	20.46	21.14	19.46	19.53	166.08	177.05	15.56	1.93	36.42
	All Fully Converted Median	23.60	80.89	16.44	16.81	15.96	16.89	150.28	155.27	14.44	1.98	31.64
	All Mutual Holding Companies											
ALLB	Greater Delaware Valley Savings Bank (MHC)	30.00	103.24	42.79	42.79	65.25	65.25	97.88	97.88	23.08	1.20	90.00
BCSB	BCSB Bankcorp, Inc. (MHC)	17.80	104.56	NM	NM	48.33	53.49	101.32	104.08	15.00	2.81	NA
CFFN	Capitol Federal Financial (MHC)	35.02	2,567.28	165.77	165.77	44.43	44.43	101.11	101.11	25.31	5.71	294.44
CHFN	Charter Financial Corp. (MHC)	35.50	689.40	76.90	101.07	164.30	192.12	96.87	97.72	46.52	2.25	375.00
GCBC	Greene County Bancorp Inc. (MHC)	33.41	68.24	23.23	23.23	28.34	28.52	110.37	110.37	23.33	2.16	63.64
GOV	Gouverneur Bancorp Inc. (MHC)	12.00	27.33	39.08	39.08	42.46	47.29	88.13	88.13	26.72	2.17	96.15
HCBK	Hudson City Bancorp, Inc. (MHC)	36.59	6,981.16	31.97	35.41	31.41	33.83	134.87	134.87	35.46	1.64	42.73
JXSB	Jacksonville Bancorp, Inc. (MHC)	16.25	31.56	50.92	55.40	27.79	57.81	91.94	101.09	11.22	1.85	55.56
NWSB	Northwest Bancorp, Inc. (MHC)	21.43	1,022.71	18.90	22.75	22.07	23.57	90.92	104.81	15.30	1.87	38.64
ONFC	Oneida Financial Corp. (MHC)	23.00	113.59	36.07	37.37	30.87	33.32	111.25	125.96	24.34	2.43	78.57
PBCP	Provident Bancorp, Inc. (MHC)	47.74	379.37	34.05	34.97	31.47	34.75	127.26	133.81	28.01	1.26	39.58
PBCT	People's Bank (MHC)	32.60	2,019.98	31.35	32.45	29.59	29.07	100.91	107.02	15.79	4.79	145.63
PBHC	Pathfinder Bancorp, Inc. (MHC)	17.37	42.26	29.20	29.28	31.62	32.38	94.15	105.28	13.59	2.30	54.90
PRTR	Partners Trust Financial Group, Inc. (MHC)	27.61	391.81	25.42	25.42	28.88	26.57	111.03	124.34	26.77	1.45	31.52
ROME	Rome Bancorp, Inc. (MHC)	29.76	127.08	NM	51.33	60.88	46.54	124.01	124.01	38.11	0.99	60.85
SKBO	Skibo Financial Corp. (MHC)	16.97	53.51	34.67	34.67	89.12	89.12	104.52	104.52	29.03	2.83	556.25
WCFB	Webster City Federal Bancorp (MHC)	13.21	49.83	36.78	36.78	37.74	37.95	102.51	102.76	37.70	5.15	156.25
WFD	Westfield Financial Inc. (MHC)	24.05	253.01	54.99	57.33	79.99	69.94	105.62	105.62	27.16	0.83	55.56
	All MHC's Average	26.13	834.77	45.76	48.54	49.70	52.55	105.26	109.63	25.69	2.43	131.49
	All MHC's Median	25.83	120.34	35.37	36.78	34.68	41.19	101.92	105.05	26.01	2.17	63.64
	All Second Step Conversions											
BKMU	Bank Mutual Corporation	11.87	934.26	37.09	37.09	37.09	37.09	287.41	349.12	33.48	1.18	34.09
BRKL	Brookline Bancorp, Inc.	14.90	876.41	46.56	46.56	49.67	NA	142.18	142.18	58.91	2.28	NA
CSBC	Citizens South Banking Corporation	14.53	125.96	NM	NM	35.44	36.33	139.44	152.47	26.13	1.65	56.10
FCAP	First Capital, Inc.	20.25	57.23	15.82	15.82	15.58	15.70	131.92	153.18	14.35	2.96	41.54
FDEF	First Defiance Financial Corp.	27.89	175.90	12.02	12.02	15.32	15.41	142.59	171.10	17.00	2.15	32.97
FFBK	FloridaFirst Bancorp, Inc.	28.45	153.26	22.94	30.92	25.18	30.59	150.29	166.57	18.71	0.98	23.89
FFFD	North Central Bancshares, Inc.	37.85	60.87	10.51	10.51	10.60	10.60	150.08	171.03	14.29	2.22	22.69
FFFL	Fidelity Bankshares, Inc.	28.81	432.73	24.01	24.01	22.16	22.16	240.69	243.53	14.77	1.39	30.77
FFSX	First Federal Bankshares, Inc.	25.20	95.05	15.37	15.00	16.47	17.03	136.22	186.39	14.81	1.43	20.92
FNFG	First Niagara Financial Group, Inc.	15.27	1,080.43	27.27	27.27	29.94	30.54	140.22	166.70	30.60	1.57	39.71
FSLA	First Sentinel Bancorp, Inc.	18.64	515.42	20.26	NA	20.04	NA	237.15	241.45	22.96	2.25	44.09
HARB	Harbor Florida Bancshares, Inc.	30.52	725.76	18.17	19.08	18.61	19.19	277.20	281.55	30.86	1.90	31.55
HFWA	Heritage Financial Corporation	22.08	140.03	14.92	14.92	16.60	16.60	217.97	243.17	22.64	2.63	41.35
JFBI	Jefferson Bancshares, Inc.	14.45	121.17	NM	30.10	103.21	32.11	126.42	126.42	38.02	1.11	124.86
JXVL	Jacksonville Bancorp, Inc.	37.40	67.34	14.84	14.84	11.84	11.84	154.23	167.04	14.26	1.60	18.99
PFSL	Pocahontas Bancorp, Inc.	13.88	63.15	13.35	15.77	13.48	16.14	119.66	179.33	8.52	2.31	30.58
PHSB	PHSB Financial Corp.	19.69	57.21	23.44	49.23	23.16	32.28	121.09	121.09	16.87	2.03	45.88
PULB	Pulaski Financial Corp.	16.22	88.07	16.90	16.90	16.06	16.22	242.09	242.09	21.94	1.48	20.79

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of December 4, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to: Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
RVSB	Riverview Bancorp, Inc.	21.60	102.12	13.17	13.17	18.78	NA	161.43	192.51	19.15	2.59	NA
SFFS	Sound Federal Bancorp, Inc.	16.56	218.10	31.85	31.85	27.60	27.60	158.32	176.17	25.63	1.45	30.42
THTL	Thistle Group Holdings, Co.	25.78	134.28	42.97	214.83	29.98	46.87	179.28	199.69	15.79	1.55	43.02
WAYN	Wayne Savings Bancshares, Inc.	16.25	63.49	25.39	25.39	21.38	21.38	144.83	144.83	17.04	2.95	60.33
WGBC	Willow Grove Bancorp, Inc.	16.94	173.32	26.47	32.58	24.55	30.80	156.42	157.88	20.87	2.13	46.38
WYPT	Waypoint Financial Corp.	21.69	730.22	18.08	19.37	17.21	NA	176.48	185.70	13.45	2.21	NA
	All Second Steps Average	21.53	299.66	22.34	32.60	25.83	24.32	172.23	190.05	22.13	1.92	40.04
	All Second Steps Median	19.97	137.16	19.22	21.69	20.71	21.77	152.26	173.64	18.93	1.97	34.09
	Oklahoma											
	None											
	Oklahoma Fully Converted Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Oklahoma Fully Converted Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Oklahoma MHC's											
	None											
	Oklahoma MHC's Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Oklahoma MHC's Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Oklahoma Second Steps											
	None											
	Oklahoma Second Steps Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Oklahoma Second Steps Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Comparable Group											
ALLB	Greater Delaware Valley Savings Bank (MHC)	30.00	103.24	42.79	42.79	65.25	65.25	97.88	97.88	23.08	1.20	90.00
GCBC	Greene County Bancorp Inc. (MHC)	33.41	68.24	23.23	23.23	28.34	28.52	110.37	110.37	23.33	2.16	63.64
GOV	Gouverneur Bancorp Inc. (MHC)	12.00	27.33	39.08	39.08	42.46	47.29	88.13	88.13	26.72	2.17	96.15
JXSB	Jacksonville Bancorp, Inc. (MHC)	16.25	31.56	50.92	55.40	27.79	57.81	91.94	101.09	11.22	1.85	55.56
ONFC	Oneida Financial Corp. (MHC)	23.00	113.59	36.07	37.37	30.87	33.32	111.25	125.96	24.34	2.43	78.57
PBHC	Pathfinder Bancorp, Inc. (MHC)	17.37	42.26	29.20	29.28	31.62	32.38	94.15	105.28	13.59	2.30	54.90
ROME	Rome Bancorp, Inc. (MHC)	29.76	127.08	NM	51.33	60.88	46.54	124.01	124.01	38.11	0.99	60.85
WCFB	Webster City Federal Bancorp (MHC)	13.21	49.83	36.78	36.78	37.74	37.95	102.51	102.76	37.70	5.15	156.25
	Comparable Average		70.39	36.87	39.41	40.62	43.63	102.53	106.94	24.76	2.281	81.99
	Comparable Median		59.04	36.78	38.22	34.68	42.25	100.20	104.02	23.83	2.165	71.11
	All Fully Converted Average		661.71	20.46	21.14	19.46	19.53	166.08	177.05	15.56	1.933	36.42
	All Fully Converted Median		80.89	16.44	16.81	15.96	16.89	150.28	155.27	14.44	1.980	31.64

Exhibit 8
Industry Fully Converted Multiples
Pricing Data as of December 4, 2003

Ticker	Short Name	Current Stock Price ($)	Current Market Value ($M)	Current Price in Relation to Earnings (x)	Core EPS (x)	LTM EPS (x)	LTM Core EPS (x)	Book Value (%)	Tangible Book Value (%)	Assets (%)	Current Dividend Yield (%)	LTM Dividend Payout Ratio (%)
	All Second Steps Average		299.66	22.34	32.60	25.83	24.32	172.23	190.05	22.13	1.917	40.04
	All Second Steps Median		137.16	19.22	21.69	20.71	21.77	152.26	173.64	18.93	1.965	34.09
	All MHC's Average		834.77	45.76	48.54	49.70	52.55	105.26	109.63	25.69	2.427	131.49
	All MHC's Median		120.34	35.37	36.78	34.68	41.19	101.92	105.05	26.01	2.165	63.64
	Oklahoma Fully Converted Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Oklahoma Fully Converted Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Oklahoma MHC's Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Oklahoma MHC's Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Oklahoma Second Steps Average		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
	Oklahoma Second Steps Median		NA	NA	NA	NA	NA	NA	NA	NA	NA	NA

Exhibit 9
MHC Conversions - 1999 to Date
Selected Market Data
Market Data as of 12/4/2003

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Price to Pro Forma: Pro Forma Tang. Book (%)	Price to Pro Forma: Pro Forma Earnings (x)	Price to Pro Forma: Adjusted Assets (%)
ASBHE	ASB Holding Company (MHC)	NA	10.0000	NA	360,562	35,815	155.09	155.09	45.50	4.40
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	10/21/2003	8.0000	8,702	140,073	15,336	120.73	120.73	125.10	5.80
Q4'03	**Average**						**137.91**	**137.91**	**85.30**	**5.10**
	Median						**137.91**	**137.91**	**85.30**	**5.10**
2003 YTD	**Average**						**137.91**	**137.91**	**85.30**	**5.10**
	Median						**137.91**	**137.91**	**85.30**	**5.10**
SYNF	Synergy Financial Group, Inc. (MHC)	09/18/2002	10.0000	14,548	344,928	34,841	95.99	95.99	16.00	4.00
MDNB	Minden Bancorp, Inc. (MHC)	07/02/2002	10.0000	6,546	61,233	16,697	87.12	87.12	34.60	9.70
Q3'02	**Average**						**91.56**	**91.56**	**25.30**	**6.85**
	Median						**91.56**	**91.56**	**25.30**	**6.85**
NEBS	New England Bancshares, Inc. (MHC)	06/04/2002	10.0000	9,224	122,939	21,965	93.32	NA	45.30	7.00
PRTR	Partners Trust Financial Group, Inc. (MHC)	04/04/2002	10.0000	63,976	985,733	153,624	92.54	NA	28.60	6.10
Q2'02	**Average**						**92.93**	**NA**	**36.95**	**6.55**
	Median						**92.93**	**NA**	**36.95**	**6.55**
2002 YTD	**Average**						**92.24**	**91.56**	**31.13**	**6.70**
	Median						**92.93**	**91.56**	**31.60**	**6.55**
WFD	Westfield Financial Inc. (MHC)	12/28/2001	10.0000	49,726	705,433	128,668	82.23	NA	19.90	6.60
AJSB	AJS Bancorp, Inc. (MHC)	12/27/2001	10.0000	11,794	198,300	29,640	81.21	NA	33.70	5.60
CHFN	Charter Financial Corp. (MHC)	10/17/2001	10.0000	39,645	934,828	266,353	74.42	74.42	34.60	4.10
Q4'01	**Average**						**79.29**	**74.42**	**29.40**	**5.43**
	Median						**81.21**	**74.42**	**33.70**	**5.60**
2001 YTD	**Average**						**79.29**	**74.42**	**29.40**	**5.43**
	Median						**81.21**	**74.42**	**33.70**	**5.60**
ALMG	Alamogordo Financial Corp. (MHC)	05/16/2000	10.0000	3,570	156,158	24,932	51.14	51.14	17.70	2.20
EBMT	Eagle Bancorp (MHC)	04/05/2000	8.0000	4,601	148,891	17,393	56.28	56.28	7.40	3.00
Q2'00	**Average**						**53.71**	**53.71**	**12.55**	**2.60**
	Median						**53.71**	**53.71**	**12.55**	**2.60**
WFSM	Westborough Financial Services, Inc. (MHC)	02/16/2000	10.0000	5,535	158,523	23,641	66.89	66.89	12.10	3.40
Q1'00	**Average**						**66.89**	**66.89**	**12.10**	**3.40**
	Median						**66.89**	**66.89**	**12.10**	**3.40**
2000	**Average**						**58.10**	**58.10**	**12.40**	**2.87**
	Median						**56.28**	**56.28**	**12.10**	**3.00**
ROME	Rome Bancorp, Inc. (MHC)	10/06/1999	4.6670	11,189	225,273	37,639	63.25	63.25	14.10	4.70
Q4'99	**Average**						**63.25**	**63.25**	**14.10**	**4.70**
	Median						**63.25**	**63.25**	**14.10**	**4.70**
HCBK	Hudson City Bancorp, Inc. (MHC)	07/13/1999	5.0000	543,500	7,752,260	1,363,782	84.79	84.79	11.30	6.60
Q3'99	**Average**						**84.79**	**84.79**	**11.30**	**6.60**
	Median						**84.79**	**84.79**	**11.30**	**6.60**

Exhibit 9
MHC Conversions - 1999 to Date
Selected Market Data
Market Data as of 12/4/2003

Ticker	Short Name	IPO Date	IPO Price ($)	Gross Proceeds ($000)	Conversion Assets ($000)	Pro Forma Total Equity ($000)	Price to Pro Forma: Pro Forma Book Value (%)	Price to Pro Forma: Pro Forma Tang. Book (%)	Price to Pro Forma: Pro Forma Earnings (x)	Price to Pro Forma: Adjusted Assets (%)
CFFN	Capitol Federal Financial (MHC)	04/01/1999	10.0000	378,072	5,314,901	988,837	92.55	92.55	15.40	6.60
Q2'99	**Average**						**92.55**	**92.55**	**15.40**	**6.60**
	Median						**92.55**	**92.55**	**15.40**	**6.60**
GOV	Gouverneur Bancorp Inc. (MHC)	03/23/1999	5.0000	5,364	59,337	15,463	77.09	77.09	17.60	8.30
PBCP	Provident Bancorp, Inc. (MHC)	01/08/1999	10.0000	38,640	679,104	86,632	95.58	95.58	15.70	5.40
EKFC	Eureka Financial Corporation (MHC)	01/07/1999	10.0000	6,476	53,324	17,658	78.03	78.03	17.10	10.80
Q1'99	**Average**						**83.57**	**83.57**	**16.80**	**8.17**
	Median						**78.03**	**78.03**	**17.10**	**8.30**
1999	**Average**						**81.88**	**81.88**	**15.20**	**7.07**
	Median						**81.41**	**81.41**	**15.55**	**6.60**
1/1/1999 To	**Average**						**86.01**	**85.64**	**28.43**	**5.79**
12/4/2003	**Median**						**83.51**	**81.41**	**17.65**	**5.70**

Ticker	Short Name	Percent Change from IPO After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)	Current Stock Price 12/4/2003
ASBHE	ASB Holding Company (MHC)	62.00	71.00	68.50	NA	68.00	16.80
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	63.75	54.38	60.63	NA	61.25	12.90
Q4'03	**Average**	**62.88**	**62.69**	**64.57**	**NA**	**64.63**	**14.85**
	Median	**62.88**	**62.69**	**64.57**	**NA**	**64.63**	**14.85**
2003 YTD	**Average**	**62.88**	**62.69**	**64.57**	**NA**	**64.63**	**14.85**
	Median	**62.88**	**62.69**	**64.57**	**NA**	**64.63**	**14.85**
SYNF	Synergy Financial Group, Inc. (MHC)	29.30	28.50	26.80	65.00	291.00	39.10
MDNB	Minden Bancorp, Inc. (MHC)	19.50	20.00	18.50	13.00	79.00	17.90
Q3'02	**Average**	**24.40**	**24.25**	**22.65**	**39.00**	**185.00**	**28.50**
	Median	**24.40**	**24.25**	**22.65**	**39.00**	**185.00**	**28.50**
NEBS	New England Bancshares, Inc. (MHC)	23.00	24.00	24.00	23.00	92.50	19.25
PRTR	Partners Trust Financial Group, Inc. (MHC)	40.20	48.60	49.80	57.80	178.00	27.80
Q2'02	**Average**	**31.60**	**36.30**	**36.90**	**40.40**	**135.25**	**23.53**
	Median	**31.60**	**36.30**	**36.90**	**40.40**	**135.25**	**23.53**
2002 YTD	**Average**	**28.00**	**30.28**	**29.78**	**39.70**	**160.13**	**26.01**
	Median	**26.15**	**26.25**	**25.40**	**40.40**	**135.25**	**23.53**
WFD	Westfield Financial Inc. (MHC)	33.40	32.40	36.00	47.00	135.50	23.55
AJSB	AJS Bancorp, Inc. (MHC)	32.00	29.10	32.50	40.00	135.00	23.50
CHFN	Charter Financial Corp. (MHC)	42.50	52.50	74.10	121.00	252.00	35.20
Q4'01	**Average**	**35.97**	**38.00**	**47.53**	**69.33**	**174.17**	**27.42**
	Median	**33.40**	**32.40**	**36.00**	**47.00**	**135.50**	**23.55**
2001 YTD	**Average**	**35.97**	**38.00**	**47.53**	**69.33**	**174.17**	**27.42**
	Median	**33.40**	**32.40**	**36.00**	**47.00**	**135.50**	**23.55**
ALMG	Alamogordo Financial Corp. (MHC)	0.00	2.50	3.75	3.75	211.00	31.10
EBMT	Eagle Bancorp (MHC)	6.25	0.00	6.25	3.91	337.50	35.00
Q2'00	**Average**	**3.13**	**1.25**	**5.00**	**3.83**	**274.25**	**33.05**
	Median	**3.13**	**1.25**	**5.00**	**3.83**	**274.25**	**33.05**
WFSM	Westborough Financial Services, Inc. (MHC)	0.00	0.00	-15.00	-16.25	240.00	34.00
Q1'00	**Average**	**-**	**-**	**(15.00)**	**(16.25)**	**240.00**	**34.00**
	Median	**0.00**	**0.00**	**(15.00)**	**(16.25)**	**240.00**	**34.00**
2000	**Average**	**2.08**	**0.83**	**(1.67)**	**(2.86)**	**262.83**	**33.37**
	Median	**0.00**	**0.00**	**3.75**	**3.75**	**240.00**	**34.00**
ROME	Rome Bancorp, Inc. (MHC)	-7.15	-1.79	-12.51	-8.94	537.69	29.76
Q4'99	**Average**	**(7.15)**	**(1.79)**	**(12.51)**	**(8.94)**	**537.69**	**29.76**
	Median	**(7.15)**	**(1.79)**	**(12.51)**	**(8.94)**	**537.69**	**29.76**
HCBK	Hudson City Bancorp, Inc. (MHC)	23.75	21.56	28.75	35.00	624.60	36.23
Q3'99	**Average**	**23.75**	**21.56**	**28.75**	**35.00**	**624.60**	**36.23**
	Median	**23.75**	**21.56**	**28.75**	**35.00**	**624.60**	**36.23**

		Percent Change from IPO					
Ticker	Short Name	After 1 Day (%)	After 1 Week (%)	After 1 Month (%)	After 3 Months (%)	To date (%)	Current Stock Price 12/4/2003
CFFN	Capitol Federal Financial (MHC)	-2.81	-11.25	-4.06	4.38	247.30	34.73
Q2'99	**Average**	**(2.81)**	**(11.25)**	**(4.06)**	**4.38**	**247.30**	**34.73**
	Median	**(2.81)**	**(11.25)**	**(4.06)**	**4.38**	**247.30**	**34.73**
GOV	Gouverneur Bancorp Inc. (MHC)	1.26	2.50	-7.50	-13.75	140.00	12.00
PBCP	Provident Bancorp, Inc. (MHC)	20.00	19.38	21.88	7.50	379.50	47.95
EKFC	Eureka Financial Corporation (MHC)	0.00	9.38	-5.00	-21.25	200.00	30.00
Q1'99	**Average**	**7.09**	**10.42**	**3.13**	**(9.17)**	**239.83**	**29.98**
	Median	**1.26**	**9.38**	**(5.00)**	**(13.75)**	**200.00**	**30.00**
1999	**Average**	**5.84**	**6.63**	**3.59**	**0.49**	**354.85**	**31.78**
	Median	**0.63**	**5.94**	**(4.53)**	**(2.28)**	**313.40**	**32.37**
1/1/1999 To	**Average**	**21.50**	**22.38**	**22.63**	**22.57**	**233.88**	**28.15**
12/4/2003	**Median**	**21.50**	**20.78**	**22.94**	**10.25**	**205.50**	**29.88**

Exhibit 9
MHC Conversions - 1999 to Date
Selected Market Data
Market Data as of 12/4/2003

		Current Price to						
Ticker	Short Name	Book Value (%)	Tangible Book (%)	LTM Earnings (X)	Earnings (X)	Core EPS (X)	LTM EPS (X)	Assets (%)
ASBHE	ASB Holding Company (MHC)	NA	NA	NA	NA	NA	NA	NA
FLTB	Flatbush Federal Bancorp, Inc. (MHC)	NA	NA	NA	NA	NA	NA	NA
Q4'03	**Average**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
	Median	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
2003 YTD	**Average**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
	Median	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**	**NA**
SYNF	Synergy Financial Group, Inc. (MHC)	333.05	339.41	46.00	42.50	48.88	47.68	22.11
MDNB	Minden Bancorp, Inc. (MHC)	142.18	142.18	23.87	21.31	21.31	23.87	27.06
Q3'02	**Average**	**237.62**	**240.80**	**34.94**	**31.91**	**35.10**	**35.78**	**24.59**
	Median	**237.62**	**240.80**	**34.94**	**31.91**	**35.10**	**35.78**	**24.59**
NEBS	New England Bancshares, Inc. (MHC)	166.96	166.96	66.38	53.47	53.47	74.04	24.42
PRTR	Partners Trust Financial Group, Inc. (MHC)	228.06	291.71	30.22	26.73	26.73	27.80	30.73
Q2'02	**Average**	**197.51**	**229.34**	**48.30**	**40.10**	**40.10**	**50.92**	**27.58**
	Median	**197.51**	**229.34**	**48.30**	**40.10**	**40.10**	**50.92**	**27.58**
2002 YTD	**Average**	**217.56**	**235.07**	**41.62**	**36.00**	**37.60**	**43.35**	**26.08**
	Median	**197.51**	**229.34**	**38.11**	**34.62**	**37.81**	**37.74**	**25.74**
WFD	Westfield Financial Inc. (MHC)	189.16	189.16	87.22	58.88	58.88	73.59	30.36
AJSB	AJS Bancorp, Inc. (MHC)	166.55	166.55	35.61	41.96	41.96	35.61	23.55
CHFN	Charter Financial Corp. (MHC)	297.30	305.56	220.00	88.00	125.71	NM	68.32
Q4'01	**Average**	**217.67**	**220.42**	**114.28**	**62.95**	**75.52**	**54.60**	**40.74**
	Median	**189.16**	**189.16**	**87.22**	**58.88**	**58.88**	**54.60**	**30.36**
2001 YTD	**Average**	**217.67**	**220.42**	**114.28**	**62.95**	**75.52**	**54.60**	**40.74**
	Median	**189.16**	**189.16**	**87.22**	**58.88**	**58.88**	**54.60**	**30.36**
ALMG	Alamogordo Financial Corp. (MHC)	143.32	143.32	48.59	45.74	45.74	48.59	25.52
EBMT	Eagle Bancorp (MHC)	178.57	178.57	20.59	13.67	13.89	21.88	20.27
Q2'00	**Average**	**160.95**	**160.95**	**34.59**	**29.71**	**29.82**	**35.24**	**22.90**
	Median	**160.95**	**160.95**	**34.59**	**29.71**	**29.82**	**35.24**	**22.90**
WFSM	Westborough Financial Services, Inc. (MHC)	187.74	187.74	54.84	50.00	50.00	59.65	21.06
Q1'00	**Average**	**187.74**	**187.74**	**54.84**	**50.00**	**50.00**	**59.65**	**21.06**
	Median	**187.74**	**187.74**	**54.84**	**50.00**	**50.00**	**59.65**	**21.06**
2000	**Average**	**169.88**	**169.88**	**41.34**	**36.47**	**36.54**	**43.37**	**22.28**
	Median	**178.57**	**178.57**	**48.59**	**45.74**	**45.74**	**48.59**	**21.06**
ROME	Rome Bancorp, Inc. (MHC)	349.31	349.31	64.70	NM	74.40	52.21	47.53
Q4'99	**Average**	**349.31**	**349.31**	**64.70**	**NA**	**74.40**	**52.21**	**47.53**
	Median	**349.31**	**349.31**	**64.70**	**NA**	**74.40**	**52.21**	**47.53**
HCBK	Hudson City Bancorp, Inc. (MHC)	488.27	488.27	32.94	33.55	37.74	35.52	43.58
Q3'99	**Average**	**488.27**	**488.27**	**32.94**	**33.55**	**37.74**	**35.52**	**43.58**
	Median	**488.27**	**488.27**	**32.94**	**33.55**	**37.74**	**35.52**	**43.58**

Exhibit 9
MHC Conversions - 1999 to Date
Selected Market Data
Market Data as of 12/4/2003

		Current Price to						
Ticker	Short Name	Book Value (%)	Tangible Book (%)	LTM Earnings (X)	Earnings (X)	Core EPS (X)	LTM EPS (X)	Assets (%)
CFFN	Capitol Federal Financial (MHC)	254.25	254.25	48.56	218.50	218.50	48.56	29.86
Q2'99	**Average**	**254.25**	**254.25**	**48.56**	**218.50**	**218.50**	**48.56**	**29.86**
	Median	**254.25**	**254.25**	**48.56**	**218.50**	**218.50**	**48.56**	**29.86**
GOV	Gouverneur Bancorp Inc. (MHC)	155.64	155.64	46.15	42.86	42.86	52.17	30.77
PBCP	Provident Bancorp, Inc. (MHC)	323.33	369.13	33.30	36.33	37.46	36.88	32.45
EKFC	Eureka Financial Corporation (MHC)	192.93	192.93	47.62	50.00	50.00	47.62	44.16
Q1'99	**Average**	**223.97**	**239.23**	**42.36**	**43.06**	**43.44**	**45.56**	**35.79**
	Median	**192.93**	**192.93**	**46.15**	**42.86**	**42.86**	**47.62**	**32.45**
1999	**Average**	**293.96**	**301.59**	**45.55**	**76.25**	**76.83**	**45.49**	**38.06**
	Median	**288.79**	**301.78**	**46.89**	**42.86**	**46.43**	**48.09**	**38.02**
1/1/1999 To	**Average**	**237.29**	**245.04**	**56.66**	**54.90**	**59.22**	**45.71**	**32.61**
12/4/2003	**Median**	**191.05**	**191.05**	**46.89**	**42.86**	**47.31**	**47.68**	**30.11**

Osage FS&LA of Pawhuska
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2003
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	Min	23.81						
Price-Core Earnings Ratio P/E	Mid	27.78	43.63	42.25	NA	NA	52.55	41.19
	Max	31.25						
	Smax	35.71						
	Min	69.01%						
Price-to-Book Ratio P/B	Mid	73.31%	102.53%	100.20%	NA	NA	105.26%	101.92%
	Max	76.86%						
	Smax	80.26%						
	Min	69.01%						
Price-to-Tangible Book Ratio P/TB	Mid	73.31%	106.94%	104.02%	NA	NA	109.63%	105.05%
	Max	76.86%						
	Smax	80.26%						
	Min	14.49%						
Price-to-Assets Ratio P/A	Mid	16.67%	24.76%	23.83%	NA	NA	25.69%	26.01%
	Max	18.76%						
	Smax	21.06%						

Valuation Parameters

Prior Twelve Mos. Earning Base	Y			
Period Ended September 30, 2003		$	475	(1)
Pre-Conversion Book Value	B			
As of September 30, 2003		$	7,617	
Pre-Conversion Assets	A			
As of September 30, 2003		$	77,279	
Return on Money	R		1.33%	(2)
Conversion Expenses		$	340	
	X		2.26%	(3)
Proceeds Not Invested		$	1,804	(4)
Estimated ESOP Borrowings		$	1,203	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings		$	120	(5)
Cost of ESOP Borrowings	S		0.00%	(5)
Amort of ESOP Borrowings	T		10	Years
Amort of MRP Amount	N		5	Years
Estimated MRP Amount		$	601	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	120	
Foundation Amount		$	-	(7)
Foundation Amount	F		0.00%	0.00%
Foundation Opportunity Cost		$	-	
Tax Benefit	Z	$	-	(8)
Tax Rate	TAX		38.00%	
Percentage Sold	PCT		100.00%	
Amount to be issued to Public		$	15,035	(9)
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2003.
(2) Net Return assumes a reinvestment rate of 2.15 percent (the 1 year Treasury at September 30, 2003), and a tax rate of 38%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP.
(5) Assumes ESOP is amortized straight line over 10 years.
(6) Assumes MRP is amortized straight line over 5 years.
(7) Not applicable.
(8) Not Applicable.
(9) The amount to be offered to public.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $15,035,000

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $15,035,000

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $15,035,000

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares Shares	Price Per Share	Total Value
Appraised Value - Midpoint	1,503,500	$ 10.00	$ 15,035,000
Range:			
- Minimum	1,277,975	10.00	12,779,750
- Maximum	1,729,025	10.00	17,290,250
- Super Maximum	1,988,379	10.00	19,883,790

Pre Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum *
Total Shares	1,277,975	1,503,500	1,729,025	1,988,379
Price per Share	$ 10	$ 10	$ 10	$ 10
Full Conversion Value	$ 12,779,750	$ 15,035,000	$ 17,290,250	$ 19,883,790
Exchange Shares	0	0	0	0
Exchange Percent	0.00%	0.00%	0.00%	0.00%
Conversion Shares	1,277,975	1,503,500	1,729,025	1,988,379
Conversion Percent	100.00%	100.00%	100.00%	100.00%
Gross Proceeds	$ 12,779,750	$ 15,035,000	$ 17,290,250	$ 19,883,790
Exchange Value	$ -	$ -	$ -	$ -
Exchange Ratio	0.0000	0.0000	0.0000	0.0000

* SuperMaximum is an overallotment option that is 15% above the maximum amount.

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003
(Dollars in Thousands)

Conversion Proceeds		Minimum	Midpoint	Maximum	SuperMax
Total Shares Offered		1,277,975	1,503,500	1,729,025	1,988,379
Conversion Shares Offered		1,277,975	1,503,500	1,729,025	1,988,379
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 12,780	$ 15,035	$ 17,290	$ 19,884
Plus: Value issued to Foundation	(9)	-	-	-	-
Pro Forma Market Capitalization		12,780	15,035	17,290	19,884
Gross Proceeds		12,780	15,035	17,290	19,884
Less: Est. Conversion Expenses		340	340	340	340
Cash issued to foundation		-	-	-	-
Net Proceeds		$ 12,440	$ 14,695	$ 16,950	$ 19,544
Estimated Income from Proceeds					
Net Conversion Proceeds		$ 12,440	$ 14,695	$ 16,950	$ 19,544
Less: ESOP Adjustment	(3)	1,022	1,203	1,383	1,591
Less: MRP Adjustment	(3)	511	601	692	795
Net Proceeds Reinvested		$ 10,907	$ 12,891	$ 14,875	$ 17,158
Estimated Incremental Rate of Return		1.33%	1.33%	1.33%	1.33%
Estimated Incremental Return		$ 145	$ 171	$ 198	$ 228
Less: Cost of ESOP	(4)	-	-	-	-
Less: Amortization of ESOP	(7)	63	75	86	99
Less: MRP Adjustment	(7)	63	75	86	99
Pro-forma Net Income		19	21	26	30
Earnings Before Conversion		475	475	475	475
Earnings Excluding Adjustment		494	496	501	505
Earnings Adjustment	(6)	-	-	-	-
Earnings After Conversion		$ 494	$ 496	$ 501	$ 505

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Pro-forma Net Worth					
Net Worth at September 30, 2003		$ 7,617	$ 7,617	$ 7,617	$ 7,617
Net Conversion Proceeds		12,440	14,695	16,950	19,544
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,022)	(1,203)	(1,383)	(1,591)
Less: MRP Adjustment	(2)	(511)	(601)	(692)	(795)
Pro-forma Net Worth		$ 18,524	$ 20,508	$ 22,492	$ 24,775
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$ 18,524	$ 20,508	$ 22,492	$ 24,775
Less: Intangible	(5)	-	-	-	-
Pro-forma Tangible Net Worth		$ 18,524	$ 20,508	$ 22,492	$ 24,775
Pro-forma Assets					
Total Assets at September 30, 2003		$ 77,279	$ 77,279	$ 77,279	$ 77,279
Net Conversion Proceeds		12,440	14,695	16,950	19,544
Plus: MHC Adjustment	(7)	-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Adjustment	(1)	(1,022)	(1,203)	(1,383)	(1,591)
Less: MRP Adjustment	(2)	(511)	(601)	(692)	(795)
Pro-forma Assets Excluding Adjustment		88,186	90,170	92,154	94,437
Plus: Adjustment	(6)	-	-	-	-
Pro-forma Total Assets		$ 88,186	$ 90,170	$ 92,154	$ 94,437
Stockholder's Equity Per Share					
Net Worth at September 30, 2003		$ 5.96	$ 5.07	$ 4.41	$ 3.83
Estimated Net Proceeds		9.73	9.77	9.80	9.83
Plus: MHC Adjustment		-	-	-	-
Plus: Value issued to Foundation		-	-	-	-
Less: After Tax Expense of Foundation		-	-	-	-
Less: ESOP Stock		(0.80)	(0.80)	(0.80)	(0.80)
Less: MRP Stock		(0.40)	(0.40)	(0.40)	(0.40)
Pro-forma Net Worth Per Share		14.49	13.64	13.01	12.46
Less: Intangible		-	-	-	-
Pro-forma Tangible Net Worth Per Share		$ 14.49	$ 13.64	$ 13.01	$ 12.46

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003
(Dollars in Thousands)

		Minimum	Midpoint	Maximum	SuperMax
Net Earnings Per Share					
Historical Earnings Per Share	(8)	$ 0.40	$ 0.34	$ 0.30	$ 0.26
Incremental return Per Share	(8)	0.12	0.12	0.12	0.12
ESOP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
MRP Adjustment Per Share	(8)	(0.05)	(0.05)	(0.05)	(0.05)
Normalizing Adjustment Per Share		-	-	-	-
Pro Forma Earnings Per Share	(8)	$ 0.42	$ 0.36	$ 0.32	$ 0.28
Shares Utilized					
Shares Utilized		1,186	1,396	1,605	1,845
Pro-forma Ratios					
Price/EPS without Adjustment		23.81	27.78	31.25	35.71
Price/EPS with Adjustment		23.81	27.78	31.25	35.71
Price/Book Value per Share		69.01%	73.31%	76.86%	80.26%
Price/Tangible Book Value		69.01%	73.31%	76.86%	80.26%
Market Value/Assets		14.49%	16.67%	18.76%	21.06%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 38%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) Not applicable.

Expense Calculations					
Total Shares Offered		1,278	1,504	1,729	1,988
Price Per Share		$ 10	$ 10	$ 10	$ 10
Gross Proceeds		$ 12,780	$ 15,035	$ 17,290	$ 19,884
Estimated Insider Purchases		-	-	-	-
ESOP Purchases		(1,022)	(1,203)	(1,383)	(1,591)
Proceeds to Base Fee On		$ 11,758	$ 13,832	$ 15,907	$ 18,293
Underwriters Percentage		0.00%	0.00%	0.00%	0.00%
Underwriters Fee		$ -	$ -	$ -	$ -
Advisory Fee		-	-	-	-
Total Underwriters Fee		-	-	-	-
All Other Expenses		340	340	340	340
Total Expense		$ 340	$ 340	$ 340	$ 340
Shares Calculations					
Shares Outstanding (used for BV/Sh)		1,278	1,504	1,729	1,988
Less: New ESOP Adjustment		102	120	138	159
Less: Old ESOP Adjustment	(1)	0	0	0	0
Plus: New SOP 93-6 ESOP Shares	(2)	10	12	14	16
Plus: Old SOP 93-6 ESOP Shares	(2)	0	0	0	0
Shares for all EPS Calculations		1,186	1,396	1,605	1,845
Actual number of shares for EPS		1,185,961	1,395,248	1,604,535	1,845,216
Actual foundation shares		0	0	0	0

Post Foundation

	Appraised Value			
Conclusion	Minimum	Midpoint	Maximum	SuperMaximum
Shares Issued and Exchanged	1,277,975	1,503,500	1,729,025	1,988,379
Price per Share	$ 10	$ 10	$ 10	$ 10
Shares Issued to Foundation	-	-	-	-
Total Shares	1,277,975	1,503,500	1,729,025	1,988,379
Exchange Shares	-	-	-	-
Conversion Shares	1,277,975	1,503,500	1,729,025	1,988,379
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$ 12,779,750	$ 15,035,000	$ 17,290,250	$ 19,883,790
Exchange Value	$ -	$ -	$ -	$ -

MRP Dilution					
Shares Outstanding		1,277,975	1,503,500	1,729,025	1,988,379
Less: New ESOP Adjustment		102,238	120,280	138,322	159,070
Less: Old ESOP Adjustment		0	0	0	0
Plus: New MRP issued	(1)	51,119	60,140	69,161	79,535
Plus: New SOP 93-6 ESOP Shares	(2)	10,224	12,028	13,832	15,907
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,237,080	1,455,388	1,673,696	1,924,751
EPS		$ 0.40	$ 0.35	$ 0.30	$ 0.27
BV/Share		$ 13.94	$ 13.12	$ 12.51	$ 11.98
Voting Dilution		4.31%	4.29%	4.28%	4.30%

Option Dilution					
Shares Outstanding		1,277,975	1,503,500	1,729,025	1,988,379
Less: New ESOP Adjustment		102,238	120,280	138,322	159,070
Less: Old ESOP Adjustment		0	0	0	0
Plus: Options	(1)	127,798	150,350	172,903	198,838
Plus: New SOP 93-6 ESOP Shares	(2)	10,224	12,028	13,832	15,907
Plus: Old SOP 93-6 ESOP Shares		0	0	0	0
	(2)				
Shares for all EPS Calculations		1,313,759	1,545,598	1,777,438	2,044,054
EPS		$ 0.38	$ 0.32	$ 0.28	$ 0.25
BV/Share		$ 14.09	$ 13.31	$ 12.73	$ 12.24
Voting Dilution		10.77%	10.76%	10.74%	10.77%

Osage FS&LA of Pawhuska
Pro Forma Analysis Sheet - Twelve Months Ended
September 30, 2003
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$12,779,750	27.78						
Price-Core Earnings Ratio P/E	$15,035,000	32.26	50.82	52.17	NA	NA	48.10	39.08
	$17,290,250	38.46						
	$19,883,790	45.45						
	$12,779,750	122.25%						
Price-to-Book Ratio P/B	$15,035,000	136.43%	225.11%	224.24%	NA	NA	249.63%	228.19%
	$17,290,250	148.81%						
	$19,883,790	162.07%						
	$12,779,750	122.25%						
Price-to-Tangible Book Ratio P/TB	$15,035,000	136.43%	243.35%	237.23%	NA	NA	273.30%	253.95%
	$17,290,250	148.81%						
	$19,883,790	162.07%						
	$12,779,750	15.95%						
Price-to-Assets Ratio P/A	$15,035,000	18.64%	27.94%	27.49%	NA	NA	30.72%	30.11%
	$17,290,250	21.28%						
	$19,883,790	24.26%						

Valuation Parameters

Twelve Months Ended	Y		
Period Ended September 30, 2003		$	**475** (1)
Pre-Conversion Book Value	B		
As of September 30, 2003		$	**7,617**
Pre-Conversion Assets	A		
As of September 30, 2003		$	**77,279**
Return on Money	R		**1.33%** (2)
Conversion Expenses		$	340
	X		7.54% (3)
Proceeds Not Invested		$	662 (4)
Estimated ESOP Borrowings			**$361**
ESOP Purchases	E		8.00% (5)
Cost of ESOP Borrowings			$36 (5)
Cost of ESOP Borrowings	S		**0.00%** (5)
Amort of ESOP Borrowings	T		**10** Years
Amort of MRP Amount	N		**5** Years
Estimated MRP Amount		$	**301** (6)
MRP Purchases	M		4.00%
MRP Expense		$	60
Foundation Amount		$	-
Foundation Amount	F		**0.00%**
Tax Rate	TAX		**38.00%**
Percentage Sold	PCT		**30.00%**
Tax Benefit	Z		$0
Earnings Multiple			12

(1) Net income for the twelve months ended September 30, 2003.
(2) Net Return assumes a reinvestment rate of 2.15 percent (the 1 year Treasury at September 30, 2003), and a tax rate of 38%.
(3) Conversion expenses reflect estimated expenses as presented in the offering document.
(4) Includes Stock from ESOP and MRP
(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.
(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $$V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)} = \$4,510,500$$

2. $$V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)} = \$4,510,500$$

1. $$V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)} = \$4,510,500$$

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $12,779,750 at 30%	**383,393**	**$10**	$3,833,930
Appraised Value - $15,035,000 at 30%	**451,050**	**$10**	$4,510,500
Appraised Value - $17,290,250 at 30%	**518,708**	**$10**	$5,187,080
Appraised Value - $19,883,790 at 30%	**596,514**	**$10**	$5,965,140

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 12,779,750 Independent Valuation	$ 15,035,000 Independent Valuation	$ 17,290,250 Independent Valuation	$ 19,883,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		30%	30%	30%	30%
Minority Shares		383,393	451,050	518,708	596,514
Total Shares (in 000's)		1,278	1,504	1,729	1,988
Shares Offered		383	451	519	597
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$3,834	$4,511	$5,187	$5,965
Plus: Value issued to Foundation	(9)	$0	$0	$0	$0
Pro Forma Market Capitalization		$3,834	$4,511	$5,187	$5,965
Gross Proceeds		$3,834	$4,511	$5,187	$5,965
Less: Est. Conversion Expenses		$340	$340	$340	$340
Less: Capital to MHC		$100	$100	$100	$100
Less: Cash to Foundation		$0	$0	$0	$0
Net Proceeds		$3,394	$4,071	$4,747	$5,525
Estimated Income from Proceeds					
Net Conversion Proceeds		$3,394	$4,071	$4,747	$5,525
Less: ESOP Adjustment	(3)	$307	$361	$415	$477
Less: MRP Adjustment	(3)	$256	$301	$346	$398
Net Proceeds Reinvested		$2,831	$3,409	$3,986	$4,650
Estimated Incremental Rate of Return		1.33%	1.33%	1.33%	1.33%
Estimated Incremental Return		$38	$45	$53	$62
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$19	$22	$26	$30
Less: Amortization of MRP	(8)	$32	$37	$43	$49
Pro-forma Net Income		($13)	($14)	($16)	($17)
Earnings Before Conversion		$ 475	$ 475	$ 475	$ 475
Earnings Excluding Adjustment		$462	$461	$459	$458
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$462	$461	$459	$458

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 12,779,750 Independent Valuation	$ 15,035,000 Independent Valuation	$ 17,290,250 Independent Valuation	$ 19,883,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at September 30, 2003		$ 7,617	$ 7,617	$ 7,617	$ 7,617
Net Conversion Proceeds		$3,394	$4,071	$4,747	$5,525
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(307)	(361)	(415)	(477)
Less: MRP Adjustment	(2)	(256)	(301)	(346)	(398)
Pro-forma Net Worth		$10,448	$11,026	$11,603	$12,267
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$10,448	$11,026	$11,603	$12,267
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$10,448	$11,026	$11,603	$12,267
Pro-forma Assets					
Total Assets at September 30, 2003		$ 77,279	$ 77,279	$ 77,279	$ 77,279
Net Conversion Proceeds		$3,394	$4,071	$4,747	$5,525
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(307)	(361)	(415)	(477)
Less: MRP Adjustment	(2)	(256)	(301)	(346)	(398)
Pro-forma Assets Excluding Adjustment		80,110	80,688	81,265	81,929
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$80,110	$80,688	$81,265	$81,929
Per Share Data					
Net Worth at September 30, 2003		$5.96	$5.06	$4.41	$3.83
Estimated Net Proceeds		$2.66	$2.71	$2.75	$2.78
Plus: Value issued to the Foundation		$0.00	$0.00	$0.00	$0.00
Less: After Tax cost of Foundation		$0.00	$0.00	$0.00	$0.00
Less: ESOP Stock		($0.24)	($0.24)	($0.24)	($0.24)
Less: MRP Stock		($0.20)	($0.20)	($0.20)	($0.20)
Pro-forma Net Worth Per Share		$8.18	$7.33	$6.72	$6.17
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$8.18	$7.33	$6.72	$6.17

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 12,779,750 Independent Valuation	$ 15,035,000 Independent Valuation	$ 17,290,250 Independent Valuation	$ 19,883,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.38	$0.32	$0.28	$0.24
Incremental return Per Share	(8)	$0.03	$0.03	$0.03	$0.03
ESOP Adjustment Per Share	(8)	($0.02)	($0.01)	($0.02)	($0.02)
MRP Adjustment Per Share	(8)	($0.03)	($0.03)	($0.03)	($0.03)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.36	$0.31	$0.26	$0.22
Shares Utilized for EPS	(8)	1,250	1,472	1,692	1,945
Shares Utilized for Stockholders Equity	(9)	1,278	1,504	1,729	1,988
Pro-forma Ratios					
Price/EPS without Adjustment		27.78	32.26	38.46	45.45
Price/EPS with Adjustment		27.78	32.26	38.46	45.45
Price/Book Value per Share		122.25%	136.43%	148.81%	162.07%
Price/Tangible Book Value		122.25%	136.43%	148.81%	162.07%
Market Value/Assets		15.95%	18.64%	21.28%	24.26%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 38%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	383	451	519	597
Price Per Share	10	10	10	10
Gross Proceeds	3,834	4,511	5,187	5,965
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases				
Proceeds to Base Fee On	3,834	4,511	5,187	5,965
Underwriters Percentage	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Underwriters Fee	0	0	0	0
Advisory Fee				
Total Underwriters Fee	0	0	0	0
All Other Expenses	**340**	**340**	**340**	**340**
Total Expense	340	340	340	340
Full Shares	1,278	1,504	1,729	1,988
Shares Outstanding	383	451	519	597
Less: ESOP Adjustment	31	36	41	48
Plus: SOP 93-6 ESOP Shares	3	4	4	5
Shares for all EPS Calculations	1,250	1,472	1,692	1,945

Post Foundation

	Appraised Value			
	$12,779,750	$15,035,000	$17,290,250	$19,883,790
Conclusion	30%	30%	30%	30%
Shares Issued and Exchanged	12,780	15,035	17,290	19,884
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	-	-	-	-
Total Shares	12,780	15,035	17,290	19,884
Exchange Shares	1 -	-	-	-
Conversion Shares	12,780	15,035	17,290	19,884
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$127,798	$150,350	$172,903	$198,838
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		1,277,975	1,503,500	1,729,025	1,988,379
Less: New ESOP Adjustment		30,671	36,084	41,497	47,721
Plus: New MRP issued	(1)	25,560	30,080	34,580	39,760
Plus: New SOP 93-6 ESOP Shares	(2)	3,067	3,608	4,150	4,772
Shares for all EPS Calculations		1,275,931	1,501,104	1,726,258	1,985,190
EPS		$ 0.36	$ 0.31	$ 0.27	$ 0.23
BV/Share		$8.02	$7.19	$6.58	$6.05
BV Dilution		2.01%	1.91%	2.10%	1.97%
Voting Dilution		2.00%	2.00%	2.00%	2.00%
Actual number of shares for EPS calculations		1,250,371	1,471,024	1,691,678	1,945,430
Actual number of shares for Foundation		0	0	0	0

Option Dilution					
Shares Outstanding		1,277,975	1,503,500	1,729,025	1,988,379
Less: New ESOP Adjustment		30,671	36,084	41,497	47,721
Plus: Options	(1)	63,900	75,200	86,450	99,400
Plus: New SOP 93-6 ESOP Shares	(2)	3,067	3,608	4,150	4,772
Shares for all EPS Calculations		1,314,271	1,546,224	1,778,128	2,044,830
EPS		$ 0.35	$ 0.30	$ 0.26	$ 0.22
BV/Share		$8.26	$7.46	$6.87	$6.35
Voting Dilution		5.11%	5.11%	5.11%	5.11%

Osage FS&LA of Pawhuska
Pro Forma Analysis Sheet - Twelve Months Ended
June 30, 2003
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$12,779,750	25.00						
Price-Core Earnings Ratio P/E	$15,035,000	28.57	50.82	52.17	NA	NA	48.10	39.08
	$17,290,250	34.48						
	$19,883,790	40.00						
	$12,779,750	123.15%						
Price-to-Book Ratio P/B	$15,035,000	137.36%	225.11%	224.24%	NA	NA	249.63%	228.19%
	$17,290,250	149.93%						
	$19,883,790	163.13%						
	$12,779,750	123.15%						
Price-to-Tangible Book Ratio P/TB	$15,035,000	137.36%	243.35%	237.23%	NA	NA	273.30%	253.95%
	$17,290,250	149.93%						
	$19,883,790	163.13%						
	$12,779,750	15.71%						
Price-to-Assets Ratio P/A	$15,035,000	18.36%	27.94%	27.49%	NA	NA	30.72%	30.11%
	$17,290,250	20.96%						
	$19,883,790	23.90%						

Valuation Parameters

Twelve Months Ended	Y			
Period Ended June 30, 2003		$	**531**	(1)
Pre-Conversion Book Value	B			
As of June 30, 2003		$	**7,541**	
Pre-Conversion Assets	A			
As of June 30, 2003		$	**78,523**	
Return on Money	R		**1.33%**	(2)
Conversion Expenses		$	340	
	X		7.54%	(3)
Proceeds Not Invested		$	662	(4)
Estimated ESOP Borrowings			**$361**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$36	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**10**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**301**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	60	
Foundation Amount		$	-	
Foundation Amount	F		**0.00%**	
Tax Rate	TAX		**38.00%**	
Percentage Sold	PCT		**30.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			12	

(1) Net income for the twelve months ended September 30, 2003.

(2) Net Return assumes a reinvestment rate of 2.15 percent (the 1 year Treasury at September 30, 2003), and a tax rate of 38%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \dfrac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $4,510,500

2. $V = \dfrac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $4,510,500

1. $V = \dfrac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $4,510,500

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value	
Appraised Value - $12,779,750 at 30%	**383,393**	**$10**	$3,833,930	**1,826,607**
Appraised Value - $15,035,000 at 30%	**451,050**	**$10**	$4,510,500	**2,148,950**
Appraised Value - $17,290,250 at 30%	**518,708**	**$10**	$5,187,080	**2,471,292**
Appraised Value - $19,883,790 at 30%	**596,514**	**$10**	$5,965,140	**2,841,986**

Pro Forma Effect of Conversion Proceeds
As of June 30, 2003

		$ 12,779,750 Independent Valuation	$ 15,035,000 Independent Valuation	$ 17,290,250 Independent Valuation	$ 19,883,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		30%	30%	30%	30%
Minority Shares		383,393	451,050	518,708	596,514
Total Shares (in 000's)		1,278	1,504	1,729	1,988
Shares Offered		383	451	519	597
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$3,834	$4,511	$5,187	$5,965
Plus: Value issued to Foundation	(9)	$0	$0	$0	$0
Pro Forma Market Capitalization		$3,834	$4,511	$5,187	$5,965
Gross Proceeds		$3,834	$4,511	$5,187	$5,965
Less: Est. Conversion Expenses		$340	$340	$340	$340
Less: Capital to MHC		$100	$100	$100	$100
Less: Cash to Foundation		$0	$0	$0	$0
Net Proceeds		$3,394	$4,071	$4,747	$5,525
Estimated Income from Proceeds					
Net Conversion Proceeds		$3,394	$4,071	$4,747	$5,525
Less: ESOP Adjustment	(3)	$307	$361	$415	$477
Less: MRP Adjustment	(3)	$256	$301	$346	$398
Net Proceeds Reinvested		$2,831	$3,409	$3,986	$4,650
Estimated Incremental Rate of Return		1.33%	1.33%	1.33%	1.33%
Estimated Incremental Return		$38	$45	$53	$62
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$19	$22	$26	$30
Less: Amortization of MRP	(8)	$32	$37	$43	$49
Pro-forma Net Income		($13)	($14)	($16)	($17)
Earnings Before Conversion		$ 531	$ 531	$ 531	$ 531
Earnings Excluding Adjustment		$518	$517	$515	$514
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$518	$517	$515	$514

Pro Forma Effect of Conversion Proceeds
As of June 30, 2003

		$ 12,779,750 Independent Valuation	$ 15,035,000 Independent Valuation	$ 17,290,250 Independent Valuation	$ 19,883,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at September 30, 2003		$ 7,541	$ 7,541	$ 7,541	$ 7,541
Net Conversion Proceeds		$3,394	$4,071	$4,747	$5,525
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(307)	(361)	(415)	(477)
Less: MRP Adjustment	(2)	(256)	(301)	(346)	(398)
Pro-forma Net Worth		$10,372	$10,950	$11,527	$12,191
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$10,372	$10,950	$11,527	$12,191
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$10,372	$10,950	$11,527	$12,191
Pro-forma Assets					
Total Assets at September 30, 2003		$ 78,523	$ 78,523	$ 78,523	$ 78,523
Net Conversion Proceeds		$3,394	$4,071	$4,747	$5,525
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(307)	(361)	(415)	(477)
Less: MRP Adjustment	(2)	(256)	(301)	(346)	(398)
Pro-forma Assets Excluding Adjustment		81,354	81,932	82,509	83,173
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$81,354	$81,932	$82,509	$83,173
Per Share Data					
Net Worth at September 30, 2003		$5.90	$5.01	$4.36	$3.79
Estimated Net Proceeds		$2.66	$2.71	$2.75	$2.78
Plus: Value issued to the Foundation		$0.00	$0.00	$0.00	$0.00
Less: After Tax cost of Foundation		$0.00	$0.00	$0.00	$0.00
Less: ESOP Stock		($0.24)	($0.24)	($0.24)	($0.24)
Less: MRP Stock		($0.20)	($0.20)	($0.20)	($0.20)
Pro-forma Net Worth Per Share		$8.12	$7.28	$6.67	$6.13
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$8.12	$7.28	$6.67	$6.13

Pro Forma Effect of Conversion Proceeds
As of June 30, 2003

		$ 12,779,750 Independent Valuation	$ 15,035,000 Independent Valuation	$ 17,290,250 Independent Valuation	$ 19,883,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.42	$0.36	$0.31	$0.27
Incremental return Per Share	(8)	$0.03	$0.03	$0.03	$0.03
ESOP Adjustment Per Share	(8)	($0.02)	($0.01)	($0.02)	($0.02)
MRP Adjustment Per Share	(8)	($0.03)	($0.03)	($0.03)	($0.03)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.40	$0.35	$0.29	$0.25
Shares Utilized for EPS	(8)	1,250	1,472	1,692	1,945
Shares Utilized for Stockholders Equity	(9)	1,278	1,504	1,729	1,988
Pro-forma Ratios					
Price/EPS without Adjustment		25.00	28.57	34.48	40.00
Price/EPS with Adjustment		25.00	28.57	34.48	40.00
Price/Book Value per Share		123.15%	137.36%	149.93%	163.13%
Price/Tangible Book Value		123.15%	137.36%	149.93%	163.13%
Market Value/Assets		15.71%	18.36%	20.96%	23.90%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 38%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	383	451	519	597
Price Per Share	10	10	10	10
Gross Proceeds	3,834	4,511	5,187	5,965
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases				
Proceeds to Base Fee On	3,834	4,511	5,187	5,965
Underwriters Percentage	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Underwriters Fee	0	0	0	0
Advisory Fee				
Total Underwriters Fee	0	0	0	0
All Other Expenses	**340**	**340**	**340**	**340**
Total Expense	340	340	340	340
Full Shares	1,278	1,504	1,729	1,988
Shares Outstanding	383	451	519	597
Less: ESOP Adjustment	31	36	41	48
Plus: SOP 93-6 ESOP Shares	3	4	4	5
Shares for all EPS Calculations	1,250	1,472	1,692	1,945

Post Foundation

	Appraised Value			
	$12,779,750	$15,035,000	$17,290,250	$19,883,790
Conclusion	30%	30%	30%	30%
Shares Issued and Exchanged	12,780	15,035	17,290	19,884
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	-	-	-	-
Total Shares	12,780	15,035	17,290	19,884
Exchange Shares	-	-	-	-
Conversion Shares	12,780	15,035	17,290	19,884
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$127,798	$150,350	$172,903	$198,838
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		1,277,975	1,503,500	1,729,025	1,988,379
Less: New ESOP Adjustment		30,671	36,084	41,497	47,721
Plus: New MRP issued	(1)	25,560	30,080	34,580	39,760
Plus: New SOP 93-6 ESOP Shares	(2)	3,067	3,608	4,150	4,772
Shares for all EPS Calculations		1,275,931	1,501,104	1,726,258	1,985,190
EPS		$ 0.41	$ 0.35	$ 0.30	$ 0.26
BV/Share		$7.96	$7.14	$6.54	$6.01
BV Dilution		2.01%	1.92%	2.01%	1.94%
Voting Dilution		2.00%	2.00%	2.00%	2.00%
Actual number of shares for EPS calculations		1,250,371	1,471,024	1,691,678	1,945,430
Actual number of shares for Foundation		0	0	0	0

Option Dilution					
Shares Outstanding		1,277,975	1,503,500	1,729,025	1,988,379
Less: New ESOP Adjustment		30,671	36,084	41,497	47,721
Plus: Options	(1)	63,900	75,200	86,450	99,400
Plus: New SOP 93-6 ESOP Shares	(2)	3,067	3,608	4,150	4,772
Shares for all EPS Calculations		1,314,271	1,546,224	1,778,128	2,044,830
EPS		$ 0.39	$ 0.33	$ 0.29	$ 0.25
BV/Share		$8.21	$7.41	$6.83	$6.32
Voting Dilution		5.11%	5.11%	5.11%	5.11%

Osage FS&LA of Pawhuska
Pro Forma Analysis Sheet - Three Months Ended
September 30, 2003
Includes SOP 93-6

		Bank	Comparables		State		National	
			Mean	Median	Mean	Median	Mean	Median
	$12,779,750	27.78						
Price-Core Earnings Ratio P/E	$15,035,000	35.71	50.82	52.17	NA	NA	48.10	39.08
	$17,290,250	35.71						
	$19,883,790	41.67						
	$12,779,750	122.25%						
Price-to-Book Ratio P/B	$15,035,000	136.43%	225.11%	224.24%	NA	NA	249.63%	228.19%
	$17,290,250	148.81%						
	$19,883,790	162.07%						
	$12,779,750	122.25%						
Price-to-Tangible Book Ratio P/TB	$15,035,000	136.43%	243.35%	237.23%	NA	NA	273.30%	253.95%
	$17,290,250	148.81%						
	$19,883,790	162.07%						
	$12,779,750	15.95%						
Price-to-Assets Ratio P/A	$15,035,000	18.64%	27.94%	27.49%	NA	NA	30.72%	30.11%
	$17,290,250	21.28%						
	$19,883,790	24.26%						

Valuation Parameters

Three Months Ended	Y			
Period Ended September 30, 2003		$	**110**	(1)
Pre-Conversion Book Value	B			
As of September 30, 2003		$	**7,617**	
Pre-Conversion Assets	A			
As of September 30, 2003		$	77,279	
Return on Money	R		**1.33%**	(2)
Conversion Expenses		$	340	
	X		7.54%	(3)
Proceeds Not Invested		$	662	(4)
Estimated ESOP Borrowings			**$361**	
ESOP Purchases	E		8.00%	(5)
Cost of ESOP Borrowings			$36	(5)
Cost of ESOP Borrowings	S		**0.00%**	(5)
Amort of ESOP Borrowings	T		**10**	Years
Amort of MRP Amount	N		**5**	Years
Estimated MRP Amount		$	**301**	(6)
MRP Purchases	M		4.00%	
MRP Expense		$	60	
Foundation Amount		$	-	
Foundation Amount	F		**0.00%**	
Tax Rate	TAX		**38.00%**	
Percentage Sold	PCT		**30.00%**	
Tax Benefit	Z		$0	
Earnings Multiple			3	

(1) Net income for the twelve months ended September 30, 2003.

(2) Net Return assumes a reinvestment rate of 2.15 percent (the 1 year Treasury at September 30, 2003), and a tax rate of 38%.

(3) Conversion expenses reflect estimated expenses as presented in the offering document.

(4) Includes Stock from ESOP and MRP

(5) Assumes ESOP is amortized straight line over 10 years at a cost of 0.00%.

(6) Assumes MRP is amortized straight line over 5 years.

Pro Forma Calculation

Calculation of Estimated Value (V) at Midpoint Value

3. $V = \frac{P/E*Y}{1-P/E*PCT*((1-X-E-M-F)*R-(1-TAX)*E/T-(1-TAX)*M/N)}$ = $4,510,500

2. $V = \frac{P/B*(B+Z)}{1-P/B*PCT*(1-X-E-M-F)}$ = $4,510,500

1. $V = \frac{P/A*A}{1-P/A*PCT*(1-X-E-M-F)}$ = $4,510,500

The appraisal was performed on a market basis and not on the above formulas.

Conclusion	Total Shares	Price per Share	Total Value
Appraised Value - $12,779,750 at 30%	**383,393**	**$10**	$3,833,930
Appraised Value - $15,035,000 at 30%	**451,050**	**$10**	$4,510,500
Appraised Value - $17,290,250 at 30%	**518,708**	**$10**	$5,187,080
Appraised Value - $19,883,790 at 30%	**596,514**	**$10**	$5,965,140

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 12,779,750 Independent Valuation	$ 15,035,000 Independent Valuation	$ 17,290,250 Independent Valuation	$ 19,883,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Minority %		30%	30%	30%	30%
Minority Shares		383,393	451,050	518,708	596,514
Total Shares (in 000's)		1,278	1,504	1,729	1,988
Shares Offered		383	451	519	597
Price Per Share		$10	$10	$10	$10
Gross Proceeds		$3,834	$4,511	$5,187	$5,965
Plus: Value issued to Foundation	(9)	$0	$0	$0	$0
Pro Forma Market Capitalization		$3,834	$4,511	$5,187	$5,965
Gross Proceeds		$3,834	$4,511	$5,187	$5,965
Less: Est. Conversion Expenses		$340	$340	$340	$340
Less: Capital to MHC		$100	$100	$100	$100
Less: Cash to Foundation		$0	$0	$0	$0
Net Proceeds		$3,394	$4,071	$4,747	$5,525
Estimated Income from Proceeds					
Net Conversion Proceeds		$3,394	$4,071	$4,747	$5,525
Less: ESOP Adjustment	(3)	$307	$361	$415	$477
Less: MRP Adjustment	(3)	$256	$301	$346	$398
Net Proceeds Reinvested		$2,831	$3,409	$3,986	$4,650
Estimated Incremental Rate of Return		1.33%	1.33%	1.33%	1.33%
Estimated Incremental Return		$9	$11	$13	$15
Less: Interest Cost of ESOP	(4)	$0	$0	$0	$0
Less: Amortization of ESOP	(7)	$5	$6	$6	$7
Less: Amortization of MRP	(8)	$8	$9	$11	$12
Pro-forma Net Income		($4)	($4)	($4)	($4)
Earnings Before Conversion		$ 110	$ 110	$ 110	$ 110
Earnings Excluding Adjustment		$106	$106	$106	$106
Earnings Adjustment	(6)	$0	$0	$0	$0
Earnings After Conversion		$106	$106	$106	$106

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 12,779,750 Independent Valuation	$ 15,035,000 Independent Valuation	$ 17,290,250 Independent Valuation	$ 19,883,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Pro-forma Net Worth					
Net Worth at September 30, 2003		$ 7,617	$ 7,617	$ 7,617	$ 7,617
Net Conversion Proceeds		$3,394	$4,071	$4,747	$5,525
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(307)	(361)	(415)	(477)
Less: MRP Adjustment	(2)	(256)	(301)	(346)	(398)
Pro-forma Net Worth		$10,448	$11,026	$11,603	$12,267
Pro-forma Tangible Net Worth					
Pro-forma Net Worth		$10,448	$11,026	$11,603	$12,267
Less: Intangible	(5)	$0	$0	$0	$0
Pro-forma Tangible Net Worth		$10,448	$11,026	$11,603	$12,267
Pro-forma Assets					
Total Assets at September 30, 2003		$ 77,279	$ 77,279	$ 77,279	$ 77,279
Net Conversion Proceeds		$3,394	$4,071	$4,747	$5,525
Plus: Value issued to the Foundation		$0	$0	$0	$0
Less: After Tax cost of Foundation		$0	$0	$0	$0
Less: ESOP Adjustment	(1)	(307)	(361)	(415)	(477)
Less: MRP Adjustment	(2)	(256)	(301)	(346)	(398)
Pro-forma Assets Excluding Adjustment		80,110	80,688	81,265	81,929
Plus: Adjustment	(6)	0	0	0	0
Pro-forma Total Assets		$80,110	$80,688	$81,265	$81,929
Per Share Data					
Net Worth at September 30, 2003		$5.96	$5.06	$4.41	$3.83
Estimated Net Proceeds		$2.66	$2.71	$2.75	$2.78
Plus: Value issued to the Foundation		$0.00	$0.00	$0.00	$0.00
Less: After Tax cost of Foundation		$0.00	$0.00	$0.00	$0.00
Less: ESOP Stock		($0.24)	($0.24)	($0.24)	($0.24)
Less: MRP Stock		($0.20)	($0.20)	($0.20)	($0.20)
Pro-forma Net Worth Per Share		$8.18	$7.33	$6.72	$6.17
Less: Intangible		$0.00	$0.00	$0.00	$0.00
Pro-forma Tangible Net Worth Per Share		$8.18	$7.33	$6.72	$6.17

Pro Forma Effect of Conversion Proceeds
As of September 30, 2003

		$ 12,779,750 Independent Valuation	$ 15,035,000 Independent Valuation	$ 17,290,250 Independent Valuation	$ 19,883,790 Independent Valuation
		(Dollars in Thousands, Except Per Share Amounts)			
Historical Earnings Per Share	(8)	$0.09	$0.07	$0.07	$0.06
Incremental return Per Share	(8)	$0.01	$0.01	$0.01	$0.01
ESOP Adjustment Per Share	(8)	$0.00	$0.00	$0.00	$0.00
MRP Adjustment Per Share	(8)	($0.01)	($0.01)	($0.01)	($0.01)
Normalizing Adjustment Per Share		$0.00	$0.00	$0.00	$0.00
Pro Forma Earnings Per Share	(8)	$0.09	$0.07	$0.07	$0.06
Shares Utilized for EPS	(8)	1,248	1,469	1,689	1,941
Shares Utilized for Stockholders Equ	(9)	1,278	1,504	1,729	1,988
Pro-forma Ratios					
Price/EPS without Adjustment		27.78	35.71	35.71	41.67
Price/EPS with Adjustment		27.78	35.71	35.71	41.67
Price/Book Value per Share		122.25%	136.43%	148.81%	162.07%
Price/Tangible Book Value		122.25%	136.43%	148.81%	162.07%
Market Value/Assets		15.95%	18.64%	21.28%	24.26%

(1) ESOP Borrowings are deducted from net worth and assets, and amortized over 10 years.
(2) MRP Borrowings are omitted from net worth and assets, and amortized over 5 years.
(3) Consists of ESOP and MRP amortization.
(4) The ESOP loan is from the Holding Company and therefore, there are no costs.
(5) Not applicable.
(6) Not applicable.
(7) ESOP and MRP are amortized over 10 and 5 years respectively, and tax impacted at 38%.
(8) All EPS computations are done in accordance with SOP 93-6.
(9) All other per share computations assume the MRP plan is issued, not bought in the open market.

Shares Offered	383	451	519	597
Price Per Share	10	10	10	10
Gross Proceeds	3,830	4,510	5,190	5,970
Estimated Insider Purchases	**0**	**0**	**0**	**0**
ESOP Purchases				
Proceeds to Base Fee On	3,830	4,510	5,190	5,970
Underwriters Percentage	**0.00%**	**0.00%**	**0.00%**	**0.00%**
Underwriters Fee	0	0	0	0
Advisory Fee				
Total Underwriters Fee	0	0	0	0
All Other Expenses	**340**	**340**	**340**	**340**
Total Expense	340	340	340	340
Full Shares	1,278	1,504	1,729	1,988
Shares Outstanding	383	451	519	597
Less: ESOP Adjustment	31	36	41	48
Plus: SOP 93-6 ESOP Shares	1	1	1	1
Shares for all EPS Calculations	1,248	1,469	1,689	1,941

Post Foundation

	Appraised Value			
	$12,779,750	$15,035,000	$17,290,250	$19,883,790
Conclusion	30%	30%	30%	30%
Shares Issued and Exchanged	12,780	15,035	17,290	19,884
Price per Share	$10	$10	$10	$10
Shares Issued to Foundation	-	-	-	-
Total Shares	12,780	15,035	17,290	19,884
Exchange Shares 1	-	-	-	-
Conversion Shares	12,780	15,035	17,290	19,884
Implied Exhange Ratio	-	-	-	-
Gross Proceeds	$127,798	$150,350	$172,903	$198,838
Exchange Value	$0	$0	$0	$0

MRP Dilution					
Shares Outstanding		1,277,975	1,503,500	1,729,025	1,988,379
Less: New ESOP Adjustment		30,671	36,084	41,497	47,721
Plus: New MRP issued	(1)	25,560	30,080	34,580	39,760
Plus: New SOP 93-6 ESOP Shares	(2)	767	902	1,037	1,193
Shares for all EPS Calculations		1,273,630	1,498,398	1,723,146	1,981,611
EPS		$ 0.08	$ 0.07	$ 0.06	$ 0.05
BV/Share		$8.02	$7.19	$6.58	$6.05
BV Dilution		2.01%	1.91%	2.10%	1.97%
Voting Dilution		2.00%	2.00%	2.00%	2.00%
Actual number of shares for EPS calculations		1,248,070	1,468,318	1,688,566	1,941,851
Actual number of shares for Foundation		0	0	0	0

Option Dilution					
Shares Outstanding		1,277,975	1,503,500	1,729,025	1,988,379
Less: New ESOP Adjustment		30,671	36,084	41,497	47,721
Plus: Options	(1)	63,900	75,200	86,450	99,400
Plus: New SOP 93-6 ESOP Shares	(2)	767	902	1,037	1,193
Shares for all EPS Calculations		1,311,970	1,543,518	1,775,016	2,041,251
EPS		$ 0.08	$ 0.07	$ 0.06	$ 0.05
BV/Share		$8.26	$7.46	$6.87	$6.35
Voting Dilution		5.12%	5.12%	5.12%	5.12%